UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Mizuho Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-233354) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit Number

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 26, 2019

Mizuho Financial Group, Inc.

By:	/s/ Tatsufumi Sakai
Name:	Tatsufumi Sakai
Title:	President & CEO

Unless otherwise specified, for purposes of this report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Recent Developments

The following is a summary of significant business developments since March 31, 2019 relating to Mizuho Financial Group, Inc.

Operating Environment

As to the recent economic environment, the global economy has been slowing down mainly in the manufacturing industry. On the other hand, the service industry has remained firm on a global basis, and the monetary and fiscal policies of various countries have supported the global economy as a whole.

In Japan, although exports were sluggish due to weak overseas economies and production remained weak, domestic demand, including consumer spending and public demand, remained firm. The Bank of Japan is continuing “quantitative and qualitative monetary easing with yield curve control” to achieve its price stability target of 2%. The Bank of Japan indicated its stance of not hesitating to take additional monetary easing measures amid growing concerns regarding the global economy as the United States and Europe shifted to additional monetary easing policies.

In the United States, the economy continued its expansion as consumption was supported by favorable employment conditions with low unemployment rates. Although business conditions in the manufacturing industry worsened due to trade friction between the United States and China, the service industry, which relies on domestic demand, remained firm. The Federal Reserve Board (“FRB”) cut interest rates at its Federal Open Market Committee (“FOMC”) meetings in July, September and October 2019 in light of possible economic downturns due to the weakness of the global economy and uncertainty about trade policy.

In Europe, the economy remained weak. Business confidence worsened in the manufacturing industry but was supported by the service industry against the backdrop of a strong labor market. Amid weak expectations regarding the economy and inflation, the European Central Bank (“ECB”) announced a cut in interest rates and a resumption of asset purchases at a policy board meeting in September 2019.

In Asia, the Chinese economy has continued to slow down with the slowing of growth in exports, investments and consumption due mainly to the impact of trade friction with the United States.

In emerging countries, sluggish exports and the postponement of capital investments have been exerting downward pressure on those economies. Following the interest rate cuts in the United States, interest rate cuts have been observed in several countries including India.

As for the future outlook of the global economy, while the global economy is expected to continue on a declining trend, it is necessary to monitor the risk that intensified trade friction between the United States and China will lead to market turmoil and deterioration in consumer confidence. The Japanese economy is also expected to remain weak for the time being.

•

Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 1.7% in the third quarter of calendar year 2019. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased consecutively from the first quarter of calendar year 2015 through the second quarter of calendar year 2018, decreased in the third and fourth quarters of calendar year 2018 and increased consecutively from the first quarter of calendar year 2019 through the third quarter of calendar year 2019.

•

In September 2016, the Bank of Japan decided to introduce “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely “quantitative and qualitative monetary easing (“QQE”)” and “QQE with a negative interest rate.” The new policy framework consists of two major components: (1) “yield curve control” in which the Bank of Japan will control short-term and long-term interest rates; and (2) an “inflation-overshooting commitment” in which the Bank of Japan commits itself to expand the monetary base until the year-on-year rate of increase in the observed consumer price index exceeds the price stability target of 2% and stays above the target in a stable manner. Under the new policy framework, the Bank of Japan decided to set the guideline for market operations under which, regarding short-term interest rates, the Bank of Japan will apply a negative interest rate of minus 0.1% to certain excess balances in current accounts held by financial institutions at the Bank of Japan, while for long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of 10-year Japanese government bonds will remain at around 0%. In addition, the Bank of Japan decided to introduce the following new tools of market operations so as to control the yield curve smoothly: (i) outright purchases of Japanese government bonds with yields designated by the Bank of Japan; and (ii) fixed-rate funds-supplying operations for a period of up to ten years (thereby extending the longest maturity of the operation of one year).

In July 2018, the Bank of Japan decided to strengthen its commitment to achieving its price stability target by introducing forward guidance for policy rates, and to enhance the sustainability of “quantitative and qualitative monetary easing with yield curve control.” In its forward guidance, the Bank of Japan stated its intention to maintain the current extremely low levels of short-term and long-term interest rates for an extended period of time, taking into account uncertainties regarding economic activity and prices, including the effects of the consumption tax hike in October 2019. The Bank of Japan also indicated its aim to ease the yield curve, stating that it would purchase Japanese government bonds so that the yield of 10-year Japanese government bonds would remain at around 0%, although such yield could move upward and downward to some extent mainly depending on developments in economic activity and prices. The Bank of Japan further indicated that it would purchase Japanese government bonds in a flexible manner with regard to the purchase amount. In addition, the Bank of Japan decided to reduce the size of the excess balances in financial institutions’ current account to which a negative interest rate is applied under the condition that yield curve control can be conducted appropriately.

In April 2019, the Bank of Japan, with a view to clarifying its policy stance to persistently continue with powerful monetary easing, decided to clarify forward guidance for policy rates and the implementation of measures contributing to the continuation of powerful monetary easing, including the expansion of eligible collateral for the Bank of Japan’s provision of credit. The Bank of Japan stated its intention to maintain the current extremely low levels of short-term and long-term interest rates for an extended period of time, at least through around spring 2020, taking into account uncertainties regarding economic activity and prices, including developments in overseas economies and the effects of the consumption tax hike of October 2019.

In October 2019, the Bank of Japan judged that, although there had been no further increase in the possibility that the momentum toward achieving the price stability target would be lost, it was necessary to continue to pay close attention to the possibility. With a view to clarifying this recognition, the Bank of Japan decided on a new forward guidance for policy rates, in respect of which, the Bank of Japan stated its expectation that short-term and long-term interest rates will remain at their present or lower levels as long as it is necessary to pay close attention to the possibility that the momentum toward achieving the price stability target will be lost.

•

The yield on newly issued 10-year Japanese government bonds was minus 0.081% as of March 29, 2019 and decreased to minus 0.213% as of September 30, 2019. Thereafter, the yield increased to minus 0.073% as of November 29, 2019.

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 2.6% to ¥21,755.84 as of September 30, 2019 compared to March 29, 2019. Thereafter, the Nikkei Stock Average increased to ¥23,293.91 as of November 29, 2019.

•

The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥110.75 to $1.00 as of March 29, 2019 and strengthened to ¥107.86 to $1.00 as of September 30, 2019. Thereafter, the yen weakened to ¥109.50 to $1.00 as of November 29, 2019.

•

According to Teikoku Databank, a Japanese research institution, there were 4,012 corporate bankruptcies in the six months ended September 30, 2018, involving approximately ¥0.8 trillion in total liabilities, 4,045 corporate bankruptcies in the six months ended March 31, 2019, involving approximately ¥0.8 trillion in total liabilities, and 4,172 corporate bankruptcies in Japan in the six months ended September 30, 2019, involving approximately ¥0.6 trillion in total liabilities.

Developments Relating to Our Capital

All yen figures and percentages in this subsection are truncated.

We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.

In the six months ended September 30, 2019, we strengthened our capital base mainly as a result of earning ¥287.6 billion of profit attributable to owners of parent (under Japanese GAAP).

With respect to redemptions of previously issued securities, we have redeemed various securities that are eligible regulatory capital instruments subject to phase-out arrangements under Basel III upon their respective initial optional redemption dates or their respective maturity dates. With respect to Tier 1 capital, in June 2019, we redeemed ¥303.0 billion of non-dilutive Tier 1 preferred securities issued by our overseas special purpose company in July 2008. With respect to Tier 2 capital, in June 2019, September 2019 and October 2019, we redeemed ¥54.0 billion, ¥33.0 billion and ¥80.0 billion of dated subordinated bonds issued by our subsidiary bank in June 2009, September 2009 and October 2012, respectively. In July 2019 and December 2019, we redeemed ¥20.0 billion and ¥15.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments issued by Mizuho Financial Group in July 2014 and December 2014, respectively.

With respect to new issuances of Additional Tier 1 capital, in July 2019, we issued ¥235.0 billion of perpetual subordinated bonds with an optional redemption clause and a write-down clause that are Basel III-eligible Additional Tier 1 capital instruments through public offerings to wholesale investors in Japan. With respect to new issuances of Tier 2 capital, in June 2019 and October 2019, we issued ¥90.0 billion and ¥158.0 billion, respectively, of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to wholesale and retail investors in Japan.

Our Common Equity Tier 1 capital ratio under Basel III as of September 30, 2019 was 12.18%.

Interim cash dividends for the fiscal year ending March 31, 2020 were ¥3.75 per share of common stock, which was the same amount as the interim cash dividends per share of the previous fiscal year.

Developments Relating to Our Business

Implementation of the Next-generation IT Systems

Since June 11, 2018, Mizuho Bank and Mizuho Trust & Banking had been engaging in a multi-stage process of migration to, and the implementation of, our next-generation IT systems, including accounting system. As of July 2019, we completed all of the required phases. This implementation includes changes to processes that constitute a part of our internal control over financial reporting.

Establishment of a Joint Venture for a New Bank

In May 2019, LINE Corporation (“LINE”) and we established a joint venture through their respective subsidiaries, LINE Financial Corporation and Mizuho Bank, which hold 51% and 49% of the shares of the joint venture, respectively. Subject to any required regulatory approval, the joint venture has started preparation to establish a new bank, although still subject to regulatory approvals. By fully utilizing the large customer base and sophisticated user interface and user experience of LINE and our financial expertise, the new bank, which will be linked to the LINE mobile application, will seek to provide user-friendly smartphone-based banking services.

Disposing of Our Cross-shareholdings

Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider the holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by utilizing in-house company return on equity as an internal performance indicator. Under Japanese GAAP on an acquisition cost basis, our total Japanese stock portfolio (included within other securities which have readily determinable fair value) as of March 31, 2019 was ¥1,419.8 billion, and we have subsequently reduced such amount by ¥37.6 billion as of September 30, 2019.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,		Increase (decrease)
	2018	2019
	(in billions of yen)
Interest and dividend income	¥1,042	¥1,127	¥85
Interest expense	587	681	94

Net interest income	455	446	(9)
Provision (credit) for loan losses	(13)	13	26

Net interest income after provision (credit) for loan losses	468	433	(35)
Noninterest income	909	790	(119)
Noninterest expenses	959	913	(46)

Income before income tax expense	418	310	(108)
Income tax expense	86	83	(3)

Net income	332	227	(105)
Less: Net income attributable to noncontrolling interests	47	14	(33)

Net income attributable to MHFG shareholders	¥285	¥213	¥(72)

The following is a discussion of major components of our net income attributable to MHFG shareholders for the six months ended September 30, 2018 and 2019.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,						Increase (decrease)
	2018			2019
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥47,081	¥55	0.23%	¥40,326	¥57	0.28%	¥(6,755)	¥2	0.05%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	14,752	108	1.47	19,482	154	1.57	4,730	46	0.10
Trading account assets	15,583	114	1.46	15,417	109	1.41	(166)	(5)	(0.05)
Investments	25,310	109	0.86	21,747	88	0.81	(3,563)	(21)	(0.05)
Loans	84,957	656	1.54	82,899	719	1.73	(2,058)	63	0.19

Total interest-earning assets	187,683	1,042	1.11	179,871	1,127	1.25	(7,812)	85	0.14

Deposits	114,719	271	0.47	113,721	335	0.59	(998)	64	0.12
Short-term borrowings(1)	30,883	185	1.20	25,241	218	1.72	(5,642)	33	0.52
Trading account liabilities	3,069	24	1.58	2,798	29	2.05	(271)	5	0.47
Long-term debt	13,092	107	1.62	10,662	99	1.84	(2,430)	(8)	0.22

Total interest-bearing liabilities	161,763	587	0.72	152,422	681	0.89	(9,341)	94	0.17

Net	¥25,920	¥455	0.39	¥27,449	¥446	0.36	¥1,529	¥(9)	(0.03)

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Interest and dividend income increased by ¥85 billion, or 8.2%, from the six months ended September 30, 2018 to ¥1,127 billion in the six months ended September 30, 2019 due mainly to increases in interest income from loans and call loans and funds sold, and receivables under resale agreements and securities borrowing transactions. These increases were due mainly to a rise in foreign average yields. The changes in average balances of interest-earning assets contributed to an overall decrease in interest and dividend income of ¥19 billion, and the changes in the average yields on interest-earning assets contributed to an overall increase in interest and dividend income of ¥104 billion, resulting in the ¥85 billion increase in interest and dividend income.

Interest expense increased by ¥94 billion, or 16.0%, from the six months ended September 30, 2018 to ¥681 billion in the six months ended September 30, 2019 due mainly to increases in interest expense on deposits and short-term borrowings. These increases were due mainly to a rise in foreign average rates. The changes in average interest rates on interest-bearing liabilities contributed to an overall increase in interest expense of ¥157 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall decrease in interest expense of ¥63 billion, resulting in the ¥94 billion increase in interest expense.

As a result of the foregoing, net interest income decreased by ¥9 billion, or 2.0%, from the six months ended September 30, 2018 to ¥446 billion in the six months ended September 30, 2019. Average interest rate spread declined by 0.03 percentage points from the six months ended September 30, 2018 to 0.36% in the six months ended September 30, 2019. The decline of the average interest rate spread was due mainly to rises in average interest rates on short-term borrowings and deposits, which more than offset the effect of a rise in average yield on interest-earning assets.

Provision (Credit) for Loan Losses

We recorded a provision for loan losses of ¥13 billion in the six months ended September 30, 2019 compared to a credit for loan losses of ¥13 billion in the six months ended September 30, 2018. The change was due mainly to the absence of the significant reversal that was recorded in the six months ended September 30, 2018 and the deterioration of credit status of certain domestic borrowers in the six months ended September 30, 2019.

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,		Increase (decrease)
	2018	2019
	(in billions of yen)
Fee and commission	¥414	¥404	¥(10)
Fee and commission from deposits and lending business	71	76	5
Fee and commission from securities-related business	79	65	(14)
Fee and commission from trust related business	57	57	—
Fee and commission from remittance business	55	56	1
Fee and commission from asset management business	50	48	(2)
Fee and commission from agency business	20	15	(5)
Fee and commission from guarantee related business	14	14	—
Fees for other customer services	68	73	5
Foreign exchange gains (losses)—net	45	28	(17)
Trading account gains (losses)—net	65	395	330
Investment gains (losses)—net	309	(96)	(405)
Debt securities	2	31	29
Equity securities	307	(127)	(434)
Equity in earnings (losses) of equity method investees—net	23	22	(1)
Gains on disposal of premises and equipment	4	2	(2)
Other noninterest income	49	35	(14)

Total noninterest income	¥909	¥790	¥(119)

Total noninterest income decreased by ¥119 billion, or 13.1%, from the six months ended September 30, 2018 to ¥790 billion in the six months ended September 30, 2019. The decrease was due mainly to investment losses—net of ¥96 billion compared to investment gains—net of ¥309 billion in the six months ended September 30, 2018, offset in part by an increase in trading account gains—net of ¥330 billion.

Investment Gains (Losses)—Net

Investment gains (losses)—net was a loss of ¥96 billion in the six months ended September 30, 2019 compared to a gain of ¥309 billion in the corresponding period in the previous fiscal year. The change was due mainly to a change to investment losses related to equity securities of ¥127 billion in the six months ended September 30, 2019 from investments gains related to equity securities of ¥307 billion in the corresponding period in the previous fiscal year.

The investment losses related to equity securities was due mainly to an increase in losses related to changes in the fair value of Japanese equity securities in the six months ended September 30, 2019, which mostly reflected the relative sluggish market conditions during the six months ended September 30, 2019 compared to the corresponding period in the previous fiscal year. For further information, see note 3 to our consolidated financial statements included elsewhere in this report.

Trading Account Gains (Losses)—Net

Trading account gains—net increased by ¥330 billion from the six months ended September 30, 2018 to ¥395 billion in the six months ended September 30, 2019. The increase was due mainly to an increase in gains related to changes in the market value of receive-fixed, pay-variable interest-rate swaps, reflecting a decline in long-term interest rates, and an increase in gains related to changes in the fair value of foreign currency denominated securities for which the fair value option was elected, reflecting an increase in gains of foreign currency-denominated bonds due to the effect of a decline in long-term interest rates. For further information on the fair value option, see note 17 to our consolidated financial statements included elsewhere in this report.

Fee and Commission

Fee and commission decreased by ¥10 billion, or 2.4%, from the six months ended September 30, 2018 to ¥404 billion in the six months ended September 30, 2019. The decrease was due mainly to a decrease in fee and commission from securities-related business of ¥14 billion, offset in part by an increase in fee and commission from deposits and lending business of ¥5 billion. The decrease in fee and commission from securities-related business was due mainly to a decrease in brokerage fees amid a relative weakness in market conditions during the six months ended September 30, 2019 compared to the corresponding period in the previous fiscal year.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,		Increase (decrease)
	2018	2019
	(in billions of yen)
Salaries and employee benefits	¥343	¥334	¥(9)
General and administrative expenses	359	315	(44)
Occupancy expenses	94	104	10
Fee and commission expenses	99	101	2
Provision (credit) for losses on off-balance-sheet instruments	(10)	(8)	2
Other noninterest expenses	74	67	(7)

Total noninterest expenses	¥959	¥913	¥(46)

Noninterest expenses decreased by ¥46 billion, or 4.8%, from the six months ended September 30, 2018 to ¥913 billion in the six months ended September 30, 2019. The decrease was due mainly to a decrease in general and administrative expenses of ¥44 billion.

General and administrative expenses

General and administrative expenses decreased by ¥44 billion, or 12.3%, from the six months ended September 30, 2018 to ¥315 billion in the six months ended September 30, 2019. The decrease was due mainly to a decrease in depreciation and amortization expense of software used to transition to next-generation IT systems.

Income Tax Expense

Income tax expense decreased by ¥3 billion, or 3.5%, from the six months ended September 30, 2018 to ¥83 billion in the six months ended September 30, 2019. The decrease was due to a decrease in current tax expense of ¥27 billion, offset in part by an increase in deferred tax expense of ¥24 billion. The decrease in current tax expense was due mainly to a decrease in the taxable income of our principal banking subsidiary.

	Six months ended September 30,		Increase (decrease)
	2018	2019
	(in billions of yen)
Income before income tax expense	¥418	¥310	¥(108)
Income tax expense	86	83	(3)
Current tax expense	115	88	(27)
Deferred tax expense (benefit)	(29)	(5)	24

Net income	332	227	(105)
Less: Net income attributable to noncontrolling interests	47	14	(33)

Net income attributable to MHFG shareholders	¥285	¥213	¥(72)

We consider the sales of available-for-sale securities and equity securities to be a qualifying tax-planning strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning strategy of our subsidiaries in Japan was approximately one-fifth of overall deferred tax assets at September 30, 2019.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests decreased by ¥33 billion from the six months ended September 30, 2018 to ¥14 billion in the six months ended September 30, 2019.

Net Income Attributable to MHFG Shareholders

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥72 billion, or 25.3%, from the corresponding period in the previous fiscal year to ¥213 billion in the six months ended September  30, 2019.

Business Segments Analysis

Our company system consists of the following five in-house companies which are categorized based on customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. We regard these customer segments as our operating segments, and those segments constitute reportable segments.

For a brief description of each of our business segments, see note 20 to our consolidated financial statements included elsewhere in this report.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits + net gains related to ETFs and others for the six months ended September 30, 2019 were ¥1,022.8 billion, a decrease of ¥28.7 billion compared to the six months ended September 30, 2018. Consolidated general and administrative expenses for the six months ended September 30, 2019 were

¥688.4 billion, a decrease of ¥34.3 billion compared to the six months ended September 30, 2018. Consolidated equity in earnings of equity method investees—net for the six months ended September 30, 2019 was ¥19.1 billion, a decrease of ¥0.3 billion compared to the six months ended September 30, 2018. Consolidated net business profits + net gains related to ETFs and others for the six months ended September 30, 2019 were ¥340.9 billion, an increase of ¥9.9 billion compared to the six months ended September 30, 2018.

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(4)	Total
	(in billions of yen)
Six months ended September 30, 2018(5):
Gross profits + Net gains (losses) related to ETFs and others(1)	¥345.0	¥223.1	¥190.3	¥237.7	¥25.0	¥30.4	¥1,051.5
General and administrative expenses(2)	360.0	103.5	115.6	105.6	13.9	24.1	722.7
Equity in earnings (losses) of equity method investees—net	14.4	0.6	2.8	—	0.6	1.0	19.4
Amortization of goodwill and others	0.2	0.2	0.2	1.2	4.0	1.0	6.8
Others	—	—	—	—	—	(10.4)	(10.4)

Net business profits (losses)(3) + Net gains (losses) related to ETFs and others	¥(0.8)	¥120.0	¥77.3	¥130.9	¥7.7	¥(4.1)	¥331.0

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(4)	Total
	(in billions of yen)
Six months ended September 30, 2019:
Gross profits + Net gains (losses) related to ETFs and others(1)	¥322.3	¥221.9	¥208.0	¥231.5	¥23.2	¥15.9	¥1,022.8
General and administrative expenses(2)	328.0	104.3	120.7	103.4	14.4	17.6	688.4
Equity in earnings (losses) of equity method investees—net	6.7	1.1	6.0	—	0.6	4.7	19.1
Amortization of goodwill and others	0.2	0.2	0.2	1.2	3.9	1.0	6.7
Others	—	—	—	—	—	(5.9)	(5.9)

Net business profits (losses)(3) + Net gains (losses) related to ETFs and others	¥0.8	¥118.5	¥93.1	¥126.9	¥5.5	¥(3.9)	¥340.9

Fixed assets(6)	¥491.2	¥214.9	¥173.3	¥91.9	¥0.1	¥730.2	¥1,701.6

Notes:

(1)

“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the six months ended September 30, 2018 and 2019, net gains (losses) related to ETFs and others amounted to ¥39.9 billion and ¥(8.0) billion, respectively, of which ¥33.7 billion and ¥(11.2) billion are included in “Global Markets Company,” respectively.

(2)	“General and administrative expenses” excludes non-recurring losses.
(3)

Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations and is defined as gross profits (as defined above) less general and administrative expenses plus equity in earnings (losses) of equity method investees-net and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(4)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;

•	consolidating adjustments, including eliminating internal transaction between each segment;
•	Equity in earnings (losses) of equity method investees-net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.
(5)

We adopted certain enhancements, which were not significant individually or in the aggregate, to our segment allocation methods under internal managerial accounting rules and practices, and accordingly, the figures for the six months ended September 30, 2018 have been restated to reflect these current period enhancements. Furthermore, income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(6)

“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net, Goodwill, Intangible assets, and right-of-use assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Fixed assets” has been allocated to each segment starting in the fiscal year ended March 31, 2019 to enhance management’s analysis of the Group’s operations. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

Retail & Business Banking Company

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2019 were ¥322.3 billion, a decrease of ¥22.7 billion, or 6.6%, compared to the six months ended September 30, 2018. The decrease was attributable mainly to a decrease of commission income from sales of investment products to individuals and a decrease in the balance of mortgage loans to individuals.

General and administrative expenses for the six months ended September 30, 2019 decreased by ¥32.0 billion, or 8.9%, compared to the six months ended September 30, 2018 to ¥328.0 billion. The decrease was attributable mainly to the implementation of our structural reform initiatives which led to a reduction in amortization costs as a result of our write-down of certain “Fixed assets” that we conducted in the previous fiscal year, including software attributable to the domestic retail business division and closing of branches.

Equity in earnings of equity method investees—net for the six months ended September 30, 2019 decreased by ¥7.7 billion, or 53.5%, compared to the six months ended September 30, 2018 to ¥6.7 billion.

As a result, net business losses + net gains related to ETFs and others for the six months ended September 30, 2019 increased by ¥1.6 billion, or 200.0%, compared to the six months ended September 30, 2018 to ¥0.8 billion.

Corporate & Institutional Company

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2019 were ¥221.9 billion, a decrease of ¥1.2 billion, or 0.5%, compared to the six months ended September 30, 2018. The decrease was attributable mainly to a decrease in dividend income which was offset in part by increases in loan interest income and solution-related revenue.

General and administrative expenses for the six months ended September 30, 2019 increased by ¥0.8 billion, or 0.8%, compared to the six months ended September 30, 2018 to ¥104.3 billion.

Equity in earnings of equity method investees—net for the six months ended September 30, 2019 increased by ¥0.5 billion, or 83.3%, compared to the six months ended September 30, 2018 to ¥1.1 billion.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2019 decreased by ¥1.5 billion, or 1.3%, compared to the six months ended September 30, 2018 to ¥118.5 billion.

Global Corporate Company

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2019 were ¥208.0 billion, an increase of ¥17.7 billion, or 9.3%, compared to the six months ended September 30, 2018. The increase was attributable mainly to increases in net interest income and debt capital markets-related revenue.

General and administrative expenses for the six months ended September 30, 2019 increased by ¥5.1 billion, or 4.4%, compared to the six months ended September 30, 2018 to ¥120.7 billion.

Equity in earnings of equity method investees—net for the six months ended September 30, 2019 increased by ¥3.2 billion, or 114.3%, compared to the six months ended September 30, 2018 to ¥6.0 billion.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2019 increased by ¥15.8 billion, or 20.4%, compared to the six months ended September 30, 2018 to ¥93.1 billion.

Global Markets Company

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2019 were ¥231.5 billion, a decrease of ¥6.2 billion, or 2.6%, compared to the six months ended September 30, 2018. The decrease was attributable mainly to a decrease of net gains related to ETFs offset in part by net gains related to bonds in light of declining U.S. interest rates.

General and administrative expenses for the six months ended September 30, 2019 decreased by ¥2.2 billion, or 2.1%, compared to the six months ended September 30, 2018 to ¥103.4 billion.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2019 decreased by ¥4.0 billion, or 3.1%, compared to the six months ended September 30, 2018 to ¥126.9 billion.

Asset Management Company

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2019 were ¥23.2 billion, a decrease of ¥1.8 billion, or 7.2%, compared to the six months ended September 30, 2018. The decrease was attributable mainly to a decrease in dividend income.

General and administrative expenses for the six months ended September 30, 2019 increased by ¥0.5 billion, or 3.6%, compared to the six months ended September 30, 2018 to ¥14.4 billion.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2019 decreased by ¥2.2 billion, or 28.6%, compared to the six months ended September 30, 2018 to ¥5.5 billion.

Financial Condition

Assets

Our assets as of March 31, 2019 and September 30, 2019 were as follows:

	As of		Increase (decrease)
	March 31, 2019	September 30, 2019
	(in billions of yen)
Cash and due from banks	¥1,404	¥1,497	¥93
Interest-bearing deposits in other banks	44,269	42,484	(1,785)
Call loans and funds sold	763	1,036	273
Receivables under resale agreements	12,997	13,660	663
Receivables under securities borrowing transactions	2,578	3,061	483
Trading account assets	21,018	24,950	3,932
Investments	24,163	22,924	(1,239)
Loans	82,800	83,856	1,056
Allowance for loan losses	(307)	(292)	15

Loans, net of allowance	82,493	83,564	1,071
Premises and equipment—net	1,901	1,854	(47)
Due from customers on acceptances	187	207	20
Accrued income	343	314	(29)
Goodwill	95	95	—
Intangible assets	74	70	(4)
Deferred tax assets	50	47	(3)
Other assets	5,276	6,009	733

Total assets	¥197,611	¥201,772	¥4,161

Total assets increased by ¥4,161 billion from ¥197,611 billion as of March 31, 2019 to ¥201,772 billion as of September 30, 2019. This increase was due mainly to increases of ¥3,932 billion in trading account assets and ¥1,071 billion in loans, net of allowance, offset by decreases of ¥1,785 billion in interest-bearing deposits in other banks and ¥1,239 billion in investments.

Loans

Loans outstanding

The following table shows our loans outstanding as of March 31, 2019 and September 30, 2019 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2019		September 30, 2019
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥9,558	11.5%	¥9,661	11.5%	¥103	0.0%
Construction and real estate	8,955	10.8	9,193	10.9	238	0.1
Services	5,113	6.2	5,486	6.5	373	0.3
Wholesale and retail	5,163	6.2	5,292	6.3	129	0.1
Transportation and communications	3,622	4.4	3,752	4.5	130	0.1
Banks and other financial institutions	4,303	5.2	4,461	5.3	158	0.1
Government and public institutions	2,359	2.8	2,187	2.6	(172)	(0.2)
Other industries(1)	5,478	6.6	5,582	6.7	104	0.1
Individuals	9,858	11.9	9,623	11.5	(235)	(0.4)
Mortgage loans	8,950	10.8	8,754	10.4	(196)	(0.4)
Other	908	1.1	869	1.1	(39)	0.0

Total domestic	54,409	65.6	55,237	65.8	828	0.2
Foreign:
Commercial and industrial	19,087	23.0	18,905	22.5	(182)	(0.5)
Banks and other financial institutions	9,126	11.0	9,490	11.3	364	0.3
Government and public institutions	297	0.4	338	0.4	41	0.0
Other	33	0.0	34	0.0	1	0.0

Total foreign	28,543	34.4	28,767	34.2	224	(0.2)

Subtotal	82,952	100.0%	84,004	100.0%	1,052	—

Less: Unearned income and deferred loan fees—net	(152)		(148)		4

Total loans before allowance for loan losses	¥82,800		¥83,856		¥1,056

Note:

(1)	Other industries under Domestic include trade receivables and lease receivables of consolidated variable interest entities.

Total loans before allowance for loan losses increased by ¥1,056 billion from the end of the previous fiscal year to ¥83,856 billion as of September 30, 2019.

Loans to domestic borrowers increased by ¥828 billion from the end of the previous fiscal year to ¥55,237 billion as of September 30, 2019 due mainly to increases across most of the industry categories, offset in part by decreases in individuals and government and public institutions.

Loans to foreign borrowers increased by ¥224 billion from the end of the previous fiscal year to ¥28,767 billion as of September 30, 2019. The increase was due primarily to an increase in banks and other financial institutions, offset in part by a decrease in commercial and industrial.

Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans increased from 65.6% to 65.8% while that of loans to foreign borrowers against gross total loans decreased from 34.4% to 34.2%. Loans to foreign borrowers were regionally diversified.

Impaired Loans

Balance of impaired loans

The following table shows our impaired loans as of March 31, 2019 and September 30, 2019 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2019		September 30, 2019
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥109	1.1%	¥149	1.5%	¥40	0.4%
Construction and real estate	46	0.5	50	0.5	4	0.0
Services	74	1.4	81	1.5	7	0.1
Wholesale and retail	135	2.6	135	2.6	—	0.0
Transportation and communications	31	0.9	23	0.6	(8)	(0.3)
Banks and other financial institutions	10	0.2	9	0.2	(1)	0.0
Other industries	9	0.1	16	0.2	7	0.1
Individuals	81	0.8	82	0.9	1	0.1

Total domestic	495	0.9	545	1.0	50	0.1
Foreign	151	0.5	83	0.3	(68)	(0.2)

Total impaired loans	¥646	0.8	¥628	0.7	¥(18)	(0.1)

Total impaired loans decreased by ¥18 billion, or 0.1%, from the end of the previous fiscal year to ¥628 billion as of September 30, 2019. Impaired loans to domestic borrowers increased by ¥50 billion due mainly to downgrades related to some borrowers in the manufacturing industry. Impaired loans to foreign borrowers decreased by ¥68 billion due mainly to a change in status of loans to some foreign borrowers to loans held for sale. The relative impact of foreign currency fluctuations on such amount was immaterial.

The percentage of impaired loans within gross total loans decreased from 0.8% as of March 31, 2019 to 0.7% as of September 30, 2019. The percentage of impaired loans net of allowance for loan losses to gross total loans net of allowance for loan losses decreased slightly from 0.41% as of March 31, 2019 to 0.40% as of September 30, 2019 due to a decrease in impaired loans net of allowance for loan losses and an increase in gross total loans net of allowance for loan losses.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2019 and September 30, 2019:

	As of		Increase (decrease)
	March 31, 2019	September 30, 2019
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥169	¥153	¥(16)
Allowance for loan losses on non-impaired loans (B)	138	139	1

Total allowance for loan losses (C)	¥307	¥292	¥(15)

Impaired loans requiring an allowance for loan losses (D)	¥529	¥475	¥(54)
Impaired loans not requiring an allowance for loan losses (E)	117	153	36
Non-impaired loans(2) (F)	82,306	83,376	1,070

Gross total loans (G)	¥82,952	¥84,004	¥1,052

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance for loan losses (A)/(D)x100	31.99%	32.08%	0.09%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.17	0.17	0.00
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	0.37	0.35	(0.02)

Notes:

(1)

Allowance for loan losses on impaired loans includes the allowance for groups of loans totaling ¥250 billion as of September 30, 2019 which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment.

(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥15 billion from the end of the previous fiscal year to ¥292 billion as of September 30, 2019. This decrease was due mainly to a decrease in allowance for loan losses on impaired loans reflecting the decrease in impaired loans requiring an allowance which in turn was due mainly to a change in status of loans to some foreign borrowers to loans held for sale. Gross total loans increased due to an increase in non-impaired loans. As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.02 percentage points to 0.35%. The percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 0.09 percentage points to 32.08% due to a larger percentage decrease in impaired loans requiring an allowance for loan losses than the percentage decrease in allowance for loan losses on impaired loans.

The primary factors behind the gap between the 5.1% decrease in allowance for loan losses and the 1.3% increase in the balance of gross total loans as of September 30, 2019 compared to March 31, 2019 consisted mainly of the increase in the balance of non-impaired loans and the decrease in impaired loans requiring an allowance for loan losses.

Impaired loans decreased by 2.8% from the end of the previous fiscal year due mainly to a decrease in impaired loans requiring an allowance for loan losses, offset in part by an increase in impaired loans not requiring an allowance for loan losses. Allowance for loan losses on impaired loans decreased by 10.0%.

The coverage ratio for impaired loans, calculated as the percentage of total allowance for loan losses against total impaired loans, decreased by 1.15 percentage points as of September 30, 2019 compared to March 31, 2019. The decrease was due to a larger percentage decrease in total allowance for loan losses than the percentage decrease in total impaired loans.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2018 and 2019:

	Six months ended September 30,		Increase (decrease)
	2018	2019
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥310	¥307	¥(3)
Provision (credit) for loan losses	(13)	13	26
Charge-offs	(31)	(29)	2
Recoveries	7	5	(2)

Net charge-offs	(24)	(24)	—
Others(1)	1	(4)	(5)

Balance at end of six-month period	¥274	¥292	¥18

Note:

(1)	“Others” includes primarily foreign exchange translation.

We recorded a provision for loan losses of ¥13 billion in the six months ended September 30, 2019 compared to a credit for loan losses of ¥13 billion in the six months ended September 30, 2018. The change was due mainly to the absence of the significant reversal that was recorded in the six months ended September 30, 2018 and the deterioration of credit status of certain domestic borrowers in the six months ended September 30, 2019.

Charge-offs decreased by ¥2 billion from the six months ended September 30, 2018 to ¥29 billion for the six months ended September 30, 2019.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which as of March 31, 2019 and September 30, 2019 were as follows:

	As of						Increase (decrease)
	March 31, 2019			September 30, 2019
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	¥11,889	¥11,897	¥8	¥11,420	¥11,427	¥7	¥(469)	¥(470)	¥(1)
Other than Japanese government bonds	6,205	6,236	31	6,224	6,264	40	19	28	9

Total	¥18,094	¥18,133	¥39	¥17,644	¥17,691	¥47	¥(450)	¥(442)	¥8

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥1,120	¥1,140	¥20	¥640	¥660	¥20	¥(480)	¥(480)	¥—
Agency mortgage-backed securities	484	470	(14)	424	415	(9)	(60)	(55)	5

Total	¥1,604	¥1,610	¥6	¥1,064	¥1,075	¥11	¥(540)	¥(535)	¥5

Available-for-sale securities measured at fair value decreased by ¥442 billion from the end of the previous fiscal year to ¥17,691 billion as of September 30, 2019. This decrease was due primarily to a decrease in Japanese government bonds. Held-to-maturity securities measured at amortized cost decreased by ¥540 billion from the end of the previous fiscal year to ¥1,064 billion as of September 30, 2019. This decrease was due primarily to a decrease in Japanese government bonds due to redemptions. See note 3 to our consolidated financial statements for details of other investments included within investments.

Trading Account Assets

Trading account assets increased by ¥3,932 billion from the end of the previous fiscal year to ¥24,950 billion as of September 30, 2019. The increase was due mainly to increases in the market value of receive-fixed, pay-variable interest-rate swaps reflecting a decline in long-term interest rates and in U.S. treasury bonds and other foreign government bonds for which the fair value option was elected due to purchases.

Liabilities

The following table shows our liabilities as of March 31, 2019 and September 30, 2019:

	As of		Increase (decrease)
	March 31, 2019	September 30, 2019
	(in billions of yen)
Deposits	¥138,297	¥139,794	¥1,497
Due to trust accounts	312	320	8
Call money and funds purchased	2,842	2,140	(702)
Payables under repurchase agreements	14,640	17,340	2,700
Payables under securities lending transactions	1,798	1,857	59
Other short-term borrowings	1,995	1,608	(387)
Trading account liabilities	10,121	11,974	1,853
Bank acceptances outstanding	187	207	20
Income taxes payable	59	69	10
Deferred tax liabilities	108	100	(8)
Accrued expenses	289	266	(23)
Long-term debt	11,529	10,427	(1,102)
Other liabilities	5,933	6,184	251

Total liabilities	¥188,110	¥192,286	¥4,176

Total liabilities increased by ¥4,176 billion from ¥188,110 billion as of March 31, 2019 to ¥192,286 billion as of September 30, 2019. This increase was due primarily to increases of ¥1,853 billion in trading account liabilities, ¥1,678 billion in short-term borrowings and ¥1,497 billion in deposits, offset in part by a decrease of ¥1,102 billion in long-term debt. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2019 and September 30, 2019:

	As of		Increase (decrease)
	March 31, 2019	September 30, 2019
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥23,845	¥25,315	¥1,470
Interest-bearing deposits	84,019	84,704	685

Total domestic deposits	107,864	110,019	2,155

Foreign:
Noninterest-bearing deposits	1,794	2,176	382
Interest-bearing deposits	28,639	27,599	(1,040)

Total foreign deposits	30,433	29,775	(658)

Total deposits	¥138,297	¥139,794	¥1,497

Total deposits increased by ¥1,497 billion from the end of the previous fiscal year to ¥139,794 billion as of September 30, 2019. Domestic deposits increased by ¥2,155 billion from the end of the previous fiscal year to

¥110,019 billion as of September 30, 2019. Domestic interest-bearing deposits increased by ¥685 billion from the end of the previous fiscal year to ¥84,704 billion as of September 30, 2019, and domestic noninterest-bearing deposits increased by ¥1,470 billion to ¥25,315 billion as of September 30, 2019. Foreign deposits decreased by ¥658 billion from the end of the previous fiscal year to ¥29,775 billion as of September 30, 2019.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2019 and September 30, 2019:

	As of						Increase (decrease)
	March 31, 2019			September 30, 2019
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥312	¥—	¥312	¥320	¥—	¥320	¥8	¥—	¥8
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	7,294	11,986	19,280	8,026	13,311	21,337	732	1,325	2,057
Other short-term borrowings	926	1,069	1,995	836	772	1,608	(90)	(297)	(387)

Total short-term borrowings	¥8,532	¥13,055	¥21,587	¥9,182	¥14,083	¥23,265	¥650	¥1,028	¥1,678

Total short-term borrowings increased by ¥1,678 billion from the end of the previous fiscal year to ¥23,265 billion as of September 30, 2019. Domestic short-term borrowings increased by ¥650 billion due mainly to an increase in payables under repurchase agreements. Foreign short-term borrowings increased by ¥1,028 billion due mainly to an increase in payables under repurchase agreements.

Trading Account Liabilities

Trading account liabilities increased by ¥1,853 billion from the end of the previous fiscal year to ¥11,974 billion as of September 30, 2019. The increase was due mainly to a decrease in the market value of receive-variable, pay-fixed interest-rate swaps reflecting a decline in long-term interest rates.

Equity

The following table shows a breakdown of equity as of March 31, 2019 and September 30, 2019:

	As of		Increase (decrease)
	March 31, 2019	September 30, 2019
	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,830	¥5,828	¥(2)
Retained earnings	2,741	2,859	118
Accumulated other comprehensive income, net of tax	164	107	(57)
Treasury stock, at cost	(8)	(7)	1

Total MHFG shareholders’ equity	8,727	8,787	60
Noncontrolling interests	774	699	(75)

Total equity	¥9,501	¥9,486	¥(15)

Total equity decreased by ¥15 billion from the end of the previous fiscal year to ¥9,486 billion as of September 30, 2019 due mainly to decreases in noncontrolling interests and accumulated other comprehensive income, net of tax, offset in part by an increase in retained earnings.

Retained earnings increased by ¥118 billion from the end of the previous fiscal year to ¥2,859 billion as of September 30, 2019. This increase was due primarily to net income attributable to MHFG shareholders for the six months ended September 30, 2019 of ¥213 billion, offset in part by dividend payments of ¥95 billion.

Accumulated other comprehensive income, net of tax decreased by ¥57 billion from the end of the previous fiscal year to ¥107 billion as of September 30, 2019 due primarily to foreign currency translation adjustments of ¥63 billion.

Noncontrolling interests decreased by ¥75 billion from the end of the previous fiscal year to ¥699 billion as of September 30, 2019. The decrease was due mainly to decreases in net assets and the share of noncontrolling shareholders of certain investment funds that we consolidate.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currencies, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk-Liquidity Risk Management” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥1,497 billion, or 1.1%, from the end of the previous fiscal year to ¥139,794 billion as of September 30, 2019. Our average balance of deposits for the six months ended September 30, 2019 of ¥138,397 billion exceeded our average balance of loans for the same period by ¥55,499 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of November 30, 2019:

As of November 30, 2019
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Financial Group	A-	—	—	A1	P-1	—
Mizuho Bank	A	A-1	a	A1	P-1	baa1
Mizuho Trust & Banking	A	A-1	a	A1	P-1	baa1

We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above, and customer deposits. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies.

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of September 30, 2019, the balance of Japanese government bonds included within our investments was ¥11.4 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Related to regulatory liquidity requirements, the liquidity coverage ratio (“LCR”) standard has been introduced in Japan. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. The LCR disclosure guidelines of the Financial Services Agency require banks and bank holding companies with international operations to disclose the three-month averages of daily LCR. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated LCR data of our principal banking subsidiaries, for the second quarter of the fiscal year ending March 31, 2020. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency’s LCR guidelines. All yen figures in this table are truncated.

Second Quarter of Fiscal Year ending March 31, 2020
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥58,141
Net cash outflows (weighted)	41,230
LCR	141.0%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥53,764
Net cash outflows (weighted)	38,402
LCR	140.1%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥53,052
Net cash outflows (weighted)	37,164
LCR	142.8%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,748
Net cash outflows (weighted)	1,623
LCR	171.9%
Mizuho Trust and Banking (Non-Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,687
Net cash outflows (weighted)	1,523
LCR	179.5%

For more information on LCR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity” in our most recent Form 20-F.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance sheet assets and off-balance-sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions.

In December 2010, the Basel Committee on Banking Supervision (“BCBS”) issued its Basel III rules text, which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to strengthen the regulation, supervision and risk management of the banking sector. Basel III text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. For further information of the leverage ratio and the two global liquidity standards, see ”Leverage Ratio” below and “Liquidity” above, respectively.

The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III text that have been applied from January 1, 2013.

Under the revised guidelines, the minimum capital adequacy ratio is 8% on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. Within the minimum capital adequacy ratio, the Common Equity Tier 1 capital requirement is 4.5% and the Tier 1 capital requirement is 6.0%.

Under Basel III, capital instruments that no longer qualify as Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully disqualified in March 2022. Our existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of September 30, 2019 being ¥484.0 billion) are subject to the phase-out arrangements.

Under the revised capital adequacy guidelines based on the Basel III rules that have been applied to banks and bank holding companies each with international operations from March 31, 2013, there are regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the capital of banking, financial and insurance entities etc. that shall be deducted under certain conditions for the purpose of calculating capital adequacy ratios, and the requirements of regulatory adjustments were enhanced under the revised capital adequacy guidelines. For example, under the capital adequacy guidelines prior to the revision thereto under the Basel III rules, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, could record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratio was 20% of Tier 1 capital. Under the revised capital adequacy guidelines based on the Basel III rules, deferred tax assets that arise from temporary differences will be recognized as part of Common Equity Tier 1 capital, with recognition capped at 10% of Common Equity Tier 1 capital under certain conditions, while other deferred tax assets, such as those relating to net loss carryforwards, will be deducted in full from Common Equity Tier 1 capital net of deferred tax liabilities.

In November 2015, the Financial Services Agency published the revised capital adequacy guidelines and related ordinances to introduce the capital buffer requirements under the Basel III rules for Japanese banks and bank holding companies with international operations, which include the capital conservation buffer, the countercyclical capital buffer and the additional loss absorbency requirements for global systemically important banks (“G-SIBs”) and domestic systemically important banks (“D-SIBs”). These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and D-SIBs must be met with Common Equity Tier 1 capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer became fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, we are currently designated as both a G-SIB and D-SIB, and the additional loss absorption capacity requirement applied to us was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board (“FSB”), which became fully effective in March 2019 at 1.0%.

Under the capital adequacy guidelines, banks and bank holding companies each with international operations are required to measure and apply capital charges with respect to their credit risk, market risk and operational risk. Under the guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the Financial Services Agency is necessary to adopt advanced methodologies for calculation, and Mizuho Financial Group started to apply the advanced internal ratings-based approach for the calculation of credit risk from the fiscal year ended March 31, 2009 and also apply the advanced measurement approaches for the calculation of operational risk from September 30, 2009.

In December 2017, the BCBS published the finalized Basel III reforms endorsed by the Group of Central Bank Governors and Heads of Supervision. The finalized reforms complement the initial phase of Basel III reforms set forth above, seek to restore credibility in the calculation of risk-weighted assets and improve the comparability of banks’ capital ratios. Such reforms include the following elements:

•	a revised standardized approach for credit risk, which is designed to improve the robustness and risk sensitivity of the existing approach;

•	revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited;

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches;

•

revisions to the capital floor, under which banks’ risk-weighted assets generated by internal models must be no lower than 72.5% of the total risk-weighted assets as calculated using only the standardized approaches under the revised Basel III framework; and

•	requirements to disclose their risk-weighted assets based on the standardized approaches.

In addition, under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB’s risk-weighted capital buffer, and various refinements are made to the definition of the leverage ratio exposure measure based on the text of the leverage ratio framework issued by the BCBS in January 2014.

The revised framework will mainly take effect from January 1, 2022, and the revisions to the capital floor will be phased in from January 1, 2022, with the initial capital floor of 50%, and will be fully implemented at 72.5% from January 1, 2027.

Leverage Ratio

The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure will restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure became required beginning January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is defined as Tier 1 capital, and the minimum leverage ratio is defined as 3%.

The Financial Services Agency applied the requirement to meet the minimum leverage ratio for bank holding companies and banks with international operations from March 31, 2019. The minimum leverage ratio is defined as 3% on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group, or on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking.

The leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for G-SIBs under the finalized Basel III reforms will take effect from January 1, 2022.

In June 2019, to address the window-dressing of the leverage ratio, BCBS agreed that internationally-active banks must disclose the amounts of adjusted gross securities financing transaction (“SFT”) assets based on quarter-end values and on an average of daily values over the quarter as part of their Pillar 3 requirements, in addition to disclosure of the total leverage exposure and the leverage ratio as calculated using the averaged value of SFTs. Such disclosure requirement will apply to the Pillar 3 disclosure requirements associated with the version of the leverage ratio standard that will serve as the Pillar 1 minimum capital requirement as of 1 January 2022.

Total Loss Absorbing Capacity

Related to regulatory capital requirements, in November 2015, the FSB issued the final TLAC standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. G-SIBs are required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework.

Following the publication of the final TLAC standards for G-SIBs by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which is phased in for Japanese G-SIBs from March 31, 2019. According to the Financial

Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for G-SIBs in Japan as well as a domestic systematically important bank in Japan which is deemed of particular need for a cross-border resolution arrangement and of particular systemic significance to Japanese financial system if it fails (together with G-SIBs in Japan, the “Covered SIBs”) is Single Point of Entry (“SPE”) resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively under the FSB’s final TLAC standards and the Japanese TLAC requirements, the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency (the “Domestic Resolution Entity”) are required to (i) meet the minimum external TLAC requirements, and (ii) cause their material subsidiaries or material sub-groups that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the Domestic Resolution Entity, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan. External TLAC eligible instruments generally consist of instruments issued by the Domestic Resolution Entity of the relevant Covered SIB that meet the criteria for inclusion in external TLAC requirements and others less any regulatory adjustments. Internal TLAC eligible instruments generally consist of instruments issued by the material subsidiaries of the relevant Covered SIBs designated as systemically important by the Financial Services Agency, which are subject to the internal TLAC requirements such as subordinated debt that meet the criteria for inclusion in internal TLAC requirements and others less any regulatory adjustments.

Under the Japanese TLAC regulations, G-SIBs are required to meet a minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets as from March 31, 2019 and at least 18% as from March 31, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator from March 31, 2019, and at least 6.75% from March 31, 2022. In addition, Japanese G-SIBs are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from March 31, 2019, and 3.5% of their consolidated risk-weighted assets from March 31, 2022, as their external TLAC.

Unless otherwise specified, the regulatory capital and leverage ratio information set forth in this “—Capital Adequacy” is based on the current Basel III rules.

Consolidated Capital Adequacy Ratios and Leverage Ratios

Our capital adequacy ratios and leverage ratios as of March 31, 2019 and September 30, 2019, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2019	September 30, 2019
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥7,390.0	¥7,383.2	¥(6.8)
Additional Tier 1 capital	1,842.1	1,778.4	(63.6)

Tier 1 capital	9,232.1	9,161.7	(70.4)
Tier 2 capital	1,685.3	1,703.0	17.7

Total capital	¥10,917.5	¥10,864.8	¥(52.7)

Risk-weighted assets	¥57,899.5	¥60,599.1	¥2,699.5
Common Equity Tier 1 capital ratio	12.76%	12.18%	(0.58)%
Required Common Equity Tier 1 capital ratio(1)	8.05%	8.05%	—
Tier 1 capital ratio	15.94%	15.11%	(0.83)%
Required Tier 1 capital ratio(1)	9.55%	9.55%	—
Total capital ratio	18.85%	17.92%	(0.93)%
Required total capital ratio(1)	11.55%	11.55%	—
CET1 available after meeting the bank’s minimum capital requirements	8.26%	7.68%	(0.58)%
Leverage ratio	4.42%	4.34%	(0.08)%

Note:

(1)

The required ratios disclosed above, as of March 31, 2019 and September 30, 2019, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.05%, and the additional loss absorbency requirements for G-SIBs and D-SIBs of 1.0%, which are all in addition to the regulatory minima. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

Our total capital ratio as of September 30, 2019 was 17.92%, a decrease of 0.93 percentage points compared to March 31, 2019. Our Tier 1 capital ratio as of September 30, 2019 was 15.11%, a decrease of 0.83 percentage points compared to March 31, 2019. Our Common Equity Tier 1 capital ratio as of September 30, 2019 was 12.18%, a decrease of 0.58 percentage points compared to March 31, 2019. The decreases in each ratio were due mainly to an increase in risk-weighted assets as a result of hedging transactions for cross-shareholdings. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2019.

Principal Banking Subsidiaries

Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2019 and September 30, 2019, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2019	September 30, 2019
Mizuho Bank
Common Equity Tier 1 capital ratio	12.60%	12.18%	(0.42)%
Tier 1 capital ratio	16.06%	15.37%	(0.69)%
Total capital ratio	19.02%	18.27%	(0.75)%
Leverage ratio	4.44%	4.40%	(0.04)%
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	23.67%	23.96%	0.29%
Tier 1 capital ratio	23.70%	23.99%	0.29%
Total capital ratio	23.87%	24.11%	0.24%
Leverage ratio	6.55%	6.90%	0.35%

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements as of September 30, 2019.

Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of September 30, 2019, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements.

Off-balance-sheet Arrangements

See note 14 “Commitments and contingencies” and note 15 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this report.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2019	September 30, 2019
	(in millions of yen)
Assets:
Cash and due from banks	1,404,008	1,496,885
Interest-bearing deposits in other banks	44,268,731	42,484,121
Call loans and funds sold	763,453	1,036,493
Receivables under resale agreements	12,997,424	13,660,282
Receivables under securities borrowing transactions	2,578,134	3,061,204
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥3,244,305 million at March 31, 2019 and ¥4,626,086 million at September 30, 2019)	21,018,230	24,950,040
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,132,602 million at March 31, 2019 and ¥1,297,077 million at September 30, 2019)	18,133,916	17,690,583
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥476,146 million at March 31, 2019 and ¥420,401 million at September 30, 2019)	1,604,104	1,064,376
Equity securities	4,034,609	3,761,213
Other investments	389,740	408,235
Loans (Notes 4 and 5)	82,799,943	83,856,191
Allowance for loan losses	(307,201)	(291,422)

Loans, net of allowance	82,492,742	83,564,769
Premises and equipment—net	1,900,952	1,854,130
Due from customers on acceptances	187,137	207,389
Accrued income	342,845	312,657
Goodwill	95,151	95,143
Intangible assets	74,240	69,628
Deferred tax assets	49,775	47,260
Other assets (Note 6)	5,276,004	6,008,055

Total assets	197,611,195	201,772,463

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	March 31, 2019	September 30, 2019
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	29,972	28,183
Interest-bearing deposits in other banks	31,676	20,045
Call loans and funds sold	115,199	371,404
Trading account assets	2,456,198	2,368,739
Investments	52,493	56,723
Loans, net of allowance	2,359,669	2,424,202
All other assets	1,003,133	669,846

Total assets	6,048,340	5,939,142

See the accompanying Notes to the Consolidated Financial Statements

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2019	September 30, 2019
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	23,844,639	25,314,631
Interest-bearing deposits	84,019,038	84,703,684
Foreign:
Noninterest-bearing deposits	1,793,803	2,175,769
Interest-bearing deposits	28,639,436	27,598,940
Due to trust accounts	312,347	319,966
Call money and funds purchased	2,841,932	2,139,925
Payables under repurchase agreements (Note 19)	14,640,369	17,339,783
Payables under securities lending transactions (Note 19)	1,797,737	1,857,118
Other short-term borrowings	1,994,826	1,607,881
Trading account liabilities	10,120,968	11,973,917
Bank acceptances outstanding	187,137	207,389
Income taxes payable	58,688	69,454
Deferred tax liabilities	108,120	100,235
Accrued expenses	288,556	266,198
Long-term debt (including liabilities accounted for at fair value of ¥2,433,294 million at March 31, 2019 and ¥2,662,041 million at September 30, 2019) (Note 17)	11,529,400	10,427,340
Other liabilities (Note 6)	5,932,706	6,183,660

Total liabilities	188,109,702	192,285,890

Commitments and contingencies (Note 14)

Equity:
MHFG shareholders’ equity:
Common stock (Note 7)-no par value, authorized 48,000,000,000 shares at March 31, 2019 and September 30, 2019, and issued 25,392,498,945 shares at March 31, 2019 and September 30, 2019	5,829,657	5,827,955
Retained earnings	2,740,545	2,858,773
Accumulated other comprehensive income, net of tax (Note 8)	164,021	106,715
Less: Treasury stock, at cost-Common stock 33,962,404 shares at March 31, 2019, and 34,477,267 shares at September 30, 2019	(7,704)	(6,810)

Total MHFG shareholders’ equity	8,726,519	8,786,633
Noncontrolling interests	774,974	699,940

Total equity	9,501,493	9,486,573

Total liabilities and equity	197,611,195	201,772,463

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2019	September 30, 2019
	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	108,038	95,206
Other short-term borrowings	23,495	32,759
Trading account liabilities	—	22,440
Long-term debt	344,526	332,685
All other liabilities	1,523,791	1,118,917

Total liabilities	1,999,850	1,602,007

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2018	2019
	(in millions of yen)
Interest and dividend income:
Loans, including fees	655,981	719,443
Investments:
Interest	64,780	52,249
Dividends	43,936	36,109
Trading account assets	113,687	108,881
Call loans and funds sold	2,121	2,963
Receivables under resale agreements and securities borrowing transactions	106,246	150,728
Deposits in other banks	55,039	56,981

Total interest and dividend income	1,041,790	1,127,354

Interest expense:
Deposits	270,721	335,290
Trading account liabilities	24,251	28,794
Call money and funds purchased	4,914	4,771
Payables under repurchase agreements and securities lending transactions	166,042	197,410
Other short-term borrowings	14,531	15,855
Long-term debt	106,608	98,502

Total interest expense	587,067	680,622

Net interest income	454,723	446,732
Provision (credit) for loan losses (Note 5)	(13,280)	13,773

Net interest income after provision (credit) for loan losses	468,003	432,959

Noninterest income (Note 16):
Fee and commission income	413,727	403,992
Foreign exchange gains (losses)—net	44,718	27,923
Trading account gains (losses)—net	64,956	395,405
Investment gains (losses)—net:
Debt securities	2,485	31,092
Equity securities	306,788	(126,648)
Equity in earnings (losses) of equity method investees—net	22,627	22,066
Gains on disposal of premises and equipment	4,305	1,693
Other noninterest income	48,950	34,839

Total noninterest income	908,556	790,362

Noninterest expenses:
Salaries and employee benefits	342,686	334,041
General and administrative expenses	359,358	314,840
Occupancy expenses	93,921	103,693
Fee and commission expenses	98,779	101,175
Provision (credit) for losses on off-balance-sheet instruments	(9,877)	(8,248)
Other noninterest expenses	74,042	67,364

Total noninterest expenses	958,909	912,865

Income before income tax expense	417,650	310,456
Income tax expense (Note 11)	85,705	83,120

Net income	331,945	227,336
Less: Net income attributable to noncontrolling interests	46,675	14,352

Net income attributable to MHFG shareholders	285,270	212,984

	(in yen)
Earnings per common share (Note 10):
Basic net income per common share	11.25	8.40

Diluted net income per common share	11.25	8.40

Dividends per common share	3.75	3.75

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2018	2019
	(in millions of yen)
Net income (Note)	331,945	227,336
Other comprehensive income (loss), net of tax	(19,030)	(56,583)

Total comprehensive income	312,915	170,753
Less: Total comprehensive income attributable to noncontrolling interests	46,482	14,023

Total comprehensive income attributable to MHFG shareholders	266,433	156,730

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 8 “Accumulated other comprehensive income, net of tax”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2018	2019
	(in millions of yen)
Common stock:
Balance at beginning of period	5,826,383	5,829,657
Issuance of new shares of common stock due to exercise of stock acquisition rights	438	—
Performance-based stock compensation program	(1,053)	(806)
Other	2,994	(896)

Balance at end of period	5,828,762	5,827,955

Retained earnings:
Balance at beginning of period, previously reported	1,306,141	2,740,545
Cumulative effect of change in accounting principles, net of tax (Note 2)	1,537,322	1,052
Balance at beginning of period, adjusted	2,843,463	2,741,597
Net income attributable to MHFG shareholders	285,270	212,984
Dividends declared	(95,187)	(95,197)
Other	—	(611)

Balance at end of period	3,033,546	2,858,773

Accumulated other comprehensive income, net of tax (Note 8):
Balance at beginning of period, previously reported	1,741,894	164,021
Cumulative effect of change in accounting principles (Note 2)	(1,535,142)	(1,052)
Balance at beginning of period, adjusted	206,752	162,969
Change during period	(18,837)	(56,254)

Balance at end of period	187,915	106,715

Treasury stock, at cost:
Balance at beginning of period	(5,997)	(7,704)
Purchases of treasury stock	(2,857)	(1,851)
Disposal of treasury stock	965	2,745

Balance at end of period	(7,889)	(6,810)

Total MHFG shareholders’ equity	9,042,334	8,786,633

Noncontrolling interests:
Balance at beginning of period, previously reported	635,279	774,974
Cumulative effect of change in accounting principles	(616)	—
Balance at beginning of period, adjusted	634,663	774,974
Transactions between the MHFG Group and the noncontrolling interest shareholders	117,649	(79,439)
Dividends paid to noncontrolling interests	(9,291)	(9,618)
Net income attributable to noncontrolling interests	46,675	14,352
Other	(193)	(329)

Balance at end of period	789,503	699,940

Total equity	9,831,837	9,486,573

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 8 “Accumulated other comprehensive income, net of tax”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2018	2019
	(in millions of yen)
Cash flows from operating activities:
Net income	331,945	227,336
Less: Net income attributable to noncontrolling interests	46,675	14,352

Net income attributable to MHFG shareholders	285,270	212,984
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	162,433	120,369
Provision (credit) for loan losses	(13,280)	13,773
Investment losses (gains)—net	(309,273)	95,556
Equity in losses (earnings) of equity method investees—net	(22,627)	(22,066)
Foreign exchange losses (gains)—net	288,705	(172,215)
Deferred income tax expense (benefit)	(28,961)	(5,317)
Net change in trading account assets	935,498	(3,753,226)
Net change in trading account liabilities	(3,437,556)	2,138,290
Net change in loans held for sale	44,830	17,427
Net change in accrued income	(20,565)	24,548
Net change in accrued expenses	34,490	(5,248)
Other—net	180,989	122,946

Net cash used in operating activities	(1,900,047)	(1,212,179)

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities (1)	13,698,688	15,661,178
Proceeds from sales of Equity securities (2)	—	1,177,962
Proceeds from maturities of Available-for-sale securities (1)	8,075,748	8,454,526
Proceeds from maturities of Held-to-maturity securities	418,332	525,912
Purchases of Available-for-sale securities (1)	(21,707,934)	(24,330,083)
Purchases of Equity securities (2)	—	(1,209,953)
Proceeds from sales of loans	153,856	878,108
Net change in loans	(625,828)	(3,054,528)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	165,558	(2,127,069)
Proceeds from sales of premises and equipment	6,764	8,748
Purchases of premises and equipment	(63,855)	(81,427)

Net cash provided by (used in) investing activities	121,329	(4,096,626)

Cash flows from financing activities:
Net change in deposits	(3,964,784)	2,848,039
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	3,951,434	2,549,230
Net change in due to trust accounts	(26,912)	7,619
Net change in other short-term borrowings	10,760	(358,650)
Proceeds from issuance of long-term debt	1,286,316	1,223,618
Repayment of long-term debt	(984,642)	(2,195,976)
Proceeds from noncontrolling interests	140,068	33,009
Payments to noncontrolling interests	—	(105,424)
Proceeds from issuance of common stock	3	—
Proceeds from sales of treasury stock	933	1,515
Purchases of treasury stock	(2,102)	(1,436)
Dividends paid	(95,163)	(95,165)
Dividends paid to noncontrolling interests	(9,291)	(9,618)

Net cash provided by financing activities	306,620	3,896,761

Effect of exchange rate changes on cash and cash equivalents	321,775	(279,689)

Net decrease in cash and cash equivalents (3)	(1,150,323)	(1,691,733)
Cash and cash equivalents at beginning of period (3)	48,170,921	45,672,739

Cash and cash equivalents at end of period (3)	47,020,598	43,981,006

Supplemental disclosure of cash flow information:
Noncash investing activities:
Transfer of loans into loans held-for-sale	5,675	64,996

Notes:

(1)

Proceeds from sales and maturities of Available-for-sale securities as well as Purchases of Available-for-sale securities include cash activity related to Other investments for the six months ended September 30 2018, the amounts of which are not significant.

(2)

Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments for the six months ended September 30 2019, the amounts of which are not significant.

(3)

Cash and cash equivalents consists of Cash and due from banks and Interest-bearing deposits in other banks. Cash deposited with central banks that must be maintained to meet minimum regulatory requirements is classified as restricted cash and included in Cash and cash equivalents.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 20 “Business segment information”.

MHFG and its domestic subsidiaries as well as its foreign subsidiaries maintain their accounting records in accordance with the accounting standards of Japan and those standards of the countries in which they are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform them to the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s interim financial reporting period ends on September 30 and certain subsidiaries’ interim financial reporting periods end on June 30. The effect on the MHFG Group’s consolidated financial statements of all material events occurring at these subsidiaries through the date of each of the periods presented in the consolidated financial statements has been considered for adjustment and/or disclosure. When determining whether to consolidate investee entities, the MHFG Group performs an analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees—net.

Certain comparative amounts for the prior period have been reclassified in order to conform to the current period’s presentation.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2019.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, valuation of deferred tax assets, valuation of derivative financial instruments, valuation of investments and valuation of pension and other employee benefits. Actual results could differ from estimates and assumptions made. The financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Leases

The MHFG Group, as a lessee, recognizes liabilities to make lease payments and right-of-use (“ROU”) assets representing its right to use the underlying assets for the lease term. The lease terms include periods covered by options to extend or terminate the lease that the Group is reasonably certain to exercise. The Group uses its incremental borrowing rates at the lease commencement to determine the lease liability, which is measured at the present value of future lease payments, when the rate implicit in the lease is not readily determinable. The Group has elected not to separate lease and non-lease components of a contract that is or contains a lease for its equipment leases. The Group has elected not to recognize ROU assets and liabilities for leases with terms of twelve months or less. For operating leases, the ROU assets and related liabilities are included in Other assets and Other liabilities, respectively, on the consolidated balance sheets. Expenses are recognized on a straight-line basis over the lease term and are included in Occupancy expenses on the consolidated statements of income. Variable lease payments not included in the ROU assets or the lease liabilities are recognized as incurred in Occupancy expenses. For finance leases, ROU assets and related liabilities are included in Premises and equipment and Long-term debt, respectively, on the consolidated balance sheets.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In January 2016, the FASB issued ASU No.2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No.2016-01”). The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. Before the adoption of ASU No.2016-01, marketable equity securities were reported as Trading account assets and Available-for-sale securities whereas other equity interests, which primarily consisted of non-marketable equity securities, were reported as Other investments. After the adoption of ASU No.2016-01, all of these securities are reported as Equity securities. In connection with the adoption of ASU No.2016-01, Investments gains (losses)—net of Equity securities and Debt securities are presented separately in the Group’s consolidated results of operations. The amounts for the prior periods have been reclassified in order to conform to the current year’s presentation. The MHFG Group adopted the ASU on April 1, 2018 and increased Retained earnings by ¥1,545 billion, net of tax, including any stranded tax amounts from prior periods, on the date of adoption. The majority of this amount related to marketable equity securities which increased Retained earnings by ¥1,530 billion, net of tax, including any stranded tax amounts from prior periods, as cumulative-effect adjustment out of Accumulated other comprehensive income, net of tax (“AOCI”) into Retained earnings. For additional information, see Note 3 “Investments”, Note 8 “Accumulated other comprehensive income, net of tax”, Note 13 “Derivative financial instruments” and Note 17 “Fair value”. The impact of the adoption resulted in a cumulative-effect adjustment out of Retained earnings to AOCI related to the instrument-specific credit risk for liabilities for which the fair value option was elected, which increased Retained earnings by ¥10 billion, net of tax, on April 1, 2018. For additional information, see Note 8 “Accumulated other comprehensive income, net of tax” and Note 17 “Fair value”. The remaining ¥5 billion, net of tax, on April 1, 2018, related to equity securities that qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent), which were previously measured at cost.

In February 2016, the FASB issued ASU No.2016-02, “Leases (Topic 842)” (“ASU No.2016-02”). The ASU requires lessees to recognize the assets and liabilities arising from leases on the balance sheet. Lessees should

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

recognize liabilities to make lease payments and ROU assets representing its right to use the underlying assets for the lease term. This recognition applies to leases classified as operating leases and finance leases, and the update retains a distinction between finance leases and operating leases. However, the ASU has not changed the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee significantly. The ASU also requires qualitative disclosures along with specific quantitative disclosures including the amount, timing, and uncertainty of cash flows arising from leases. On April 1, 2019, the MHFG Group adopted ASU No.2016-02 prospectively without adjustments to the comparative periods presented. The Group elected the practical expedients to not reassess whether existing contracts contain leases, lease classification for any existing leases, or initial direct costs for existing leases. At adoption, the Group recognized ROU assets and lease liabilities of approximately ¥0.6 trillion. The adoption of the ASU did not have material impact to the Group’s consolidated shareholders’ equity. See Note 1 “Basis of presentation” and Note 14 “Commitments and contingencies” for further information.

In August 2017, the FASB issued ASU No.2017-12, “Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities” (“ASU No.2017-12”). The ASU amends the current accounting for derivatives and hedging to enable entities to better portray the economic results of risk management activities in the financial statements. Specifically, the amendments: (1) eliminate the separate measurement and reporting of hedge ineffectiveness, (2) expand the ability to hedge nonfinancial and financial risk components, and (3) provide an alternative method for measuring the hedged item in fair value hedges of interest rate risk. On April 1, 2019, the MHFG Group adopted ASU No.2017-12 using a cummulative-effective adjustment to the balance sheet as of April 1, 2019. The adoption of ASU No.2017-12 did not have a material impact on its consolidated results of operations or financial condition.

In February 2018, the FASB issued ASU No.2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220)—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU No.2018-02”). The ASU allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. The MHFG Group adopted ASU No.2018-02 on April 1, 2019. The adoption of ASU No.2018-02 did not have a material impact on its consolidated results of operations or financial condition.

In October 2018, the FASB issued ASU No.2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes” (“ASU No.2018-16”). The ASU permits use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the interest rates on direct Treasury obligations of the U.S. government (“UST”), the London Interbank Offered Rate (“LIBOR”) swap rate, the OIS rate based on the Federal Funds Effective Rate, and the Securities Industry and Financial Markets Association (“SIFMA”) Municipal Swap Rate. The MHFG Group adopted ASU No.2018-16 on April 1, 2019 on a prospective basis. The adoption of ASU No.2018-16 did not have a material impact on its consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective as of September 30, 2019

In June 2016, the FASB issued ASU No.2016-13, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” (“ASU No.2016-13”). The ASU replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. The ASU requires a financial asset (or a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. The ASU also requires that credit losses on available-for-sale debt securities be presented as an allowance for credit losses rather than as a write-down, and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. In April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses” (“ASU No.2019-04”). The ASU clarifies the scope of the credit losses standard and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. In May 2019, the FASB issued ASU No.2019-05, “Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief” (“ASU No.2019-05”). The ASU provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. In November 2019, the FASB issued ASU No.2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses (Topic 326)” (“ASU No.2019-11”). The ASU clarifies or addresses specific issues about certain aspects of the amendments in ASU No.2016-13, such as expected recoveries for purchased financial assets with credit deterioration and financial assets secured by collateral maintenance provisions. The ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and will be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MHFG Group expects to adopt ASU No.2016-13, 2019-04, 2019-05, and 2019-11 on April 1, 2020. The Group is currently evaluating the potential impact that the adoption of ASU No.2016-13, 2019-04, 2019-05, and 2019-11 will have on its consolidated results of operations and financial condition, as well as on its disclosures. The Group’s implementation efforts include identifying key interpretative issues, assessing existing credit forecasting models and processes, and updating our allowance documentation against the ASU. The Group is also in the process of fulfillment of additional data needs for new disclosures. The Group expects that the allowance related to the Group’s loans could increase especially in the retail portfolio segment. The extent of the potential change in the allowance is under evaluation, but will depend upon the nature and characteristics of the Group’s portfolio at the adoption date, and the macroeconomic conditions and forecasts at that date.

In January 2017, the FASB issued ASU No.2017-04, “Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment” (“ASU No.2017-04”). The ASU eliminates Step 2, under which an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities, from the goodwill impairment test. Instead, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The ASU is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The MHFG Group expects to adopt ASU No.2017-04 on April 1, 2020. The Group is currently evaluating the potential impact that the adoption of ASU No.2017-04 will have on its consolidated results of operations and financial condition.

In August 2018, the FASB issued ASU No.2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU No.2018-13”). The ASU modifies the disclosure requirements for fair value measurements in order to improve the effectiveness of the notes to financial statements. The ASU mainly adds the disclosure requirements to report the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average or other quantitative information of significant unobservable inputs used to develop Level 3 fair value measurements. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption, and other amendments should be applied retrospectively. Early application is permitted. The MHFG Group expects to adopt ASU No.2018-13 on April 1, 2020. The Group is currently evaluating the potential impact that the adoption of ASU No.2018-13 will have on the disclosures in its consolidated financial statements.

In August 2018, the FASB issued ASU No.2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20)—Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans” (“ASU No.2018-14”). The amendments in this update remove disclosures that no longer are considered cost beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. Mainly, the ASU removes the disclosure requirement of the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year, and adds the disclosure requirement of the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates. The ASU is effective for fiscal years ending after December 15, 2020, and should be applied on a retrospective basis to all periods presented. Early application is permitted for all entities. The MHFG Group expects to adopt ASU No.2018-14 on April 1, 2020. The Group is currently evaluating the potential impact that the adoption of ASU No.2018-14 will have on the disclosures in its consolidated financial statements.

In October 2018, the FASB issued ASU No.2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU No.2018-17”). The ASU requires indirect interests held through related parties in common control arrangements to be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, and should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early application is permitted. The MHFG Group expects to adopt ASU No.2018-17 on April 1, 2020. The Group does not expect that the adoption of ASU No.2018-17 will have a material impact on its consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

3. Investments

Available-for-sale and held-to-maturity securities

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2019 and September 30, 2019 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
March 31, 2019

Available-for-sale securities:
Debt securities:
Japanese government bonds	11,888,510	11,259	2,998	11,896,771
Japanese local government bonds	208,308	1,671	87	209,892
U.S. Treasury bonds and federal agency securities	1,008,903	644	231	1,009,316
Other foreign government bonds	1,341,564	758	455	1,341,867
Agency mortgage-backed securities (1)	530,540	14,524	593	544,471
Residential mortgage-backed securities	99,904	1,420	191	101,133
Commercial mortgage-backed securities	495,313	4,914	104	500,123
Japanese corporate bonds and other debt securities	1,743,309	7,686	1,561	1,749,434
Foreign corporate bonds and other debt securities (2)	778,088	3,047	226	780,909

Total	18,094,439	45,923	6,446	18,133,916

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,119,899	19,907	—	1,139,806
Agency mortgage-backed securities (3)	484,205	—	14,423	469,782

Total	1,604,104	19,907	14,423	1,609,588

September 30, 2019

Available-for-sale securities:
Debt securities:
Japanese government bonds	11,419,982	11,130	4,247	11,426,865
Japanese local government bonds	234,345	986	169	235,162
U.S. Treasury bonds and federal agency securities	1,000,684	831	430	1,001,085
Other foreign government bonds	1,331,208	1,576	292	1,332,492
Agency mortgage-backed securities (1)	495,503	16,868	162	512,209
Residential mortgage-backed securities	85,672	1,694	152	87,214
Commercial mortgage-backed securities	543,378	5,850	117	549,111
Japanese corporate bonds and other debt securities	1,792,730	11,931	1,731	1,802,930
Foreign corporate bonds and other debt securities (2)	740,431	3,248	164	743,515

Total	17,643,933	54,114	7,464	17,690,583

Held-to-maturity securities:
Debt securities:
Japanese government bonds	639,913	20,198	—	660,111
Agency mortgage-backed securities (3)	424,463	2	9,767	414,698

Total	1,064,376	20,200	9,767	1,074,809

Notes:

(1)

Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥517,330 million and ¥27,141 million, respectively, at March 31, 2019, and ¥512,144 million and ¥65 million, respectively, at September 30, 2019. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)

Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“ NCDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥246,503 million at March 31, 2019, and ¥226,899 million at September 30, 2019.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Contractual maturities

The amortized cost and fair value of available-for-sale and held-to-maturity securities at September 30, 2019 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,907,368	4,501,734	1,010,880	—	11,419,982
Japanese local government bonds	9,207	148,811	73,113	3,214	234,345
U.S. Treasury bonds and federal agency securities	957,039	43,645	—	—	1,000,684
Other foreign government bonds	1,077,745	253,463	—	—	1,331,208
Agency mortgage-backed securities	—	—	—	495,503	495,503
Residential mortgage-backed securities	—	—	—	85,672	85,672
Commercial mortgage-backed securities	3,379	187,887	331,837	20,275	543,378
Japanese corporate bonds and other debt securities	94,985	863,381	526,430	307,934	1,792,730
Foreign corporate bonds and other debt securities	376,288	286,206	75,099	2,838	740,431

Total	8,426,011	6,285,127	2,017,359	915,436	17,643,933

Held-to-maturity securities:
Debt securities:
Japanese government bonds	159,987	439,916	40,010	—	639,913
Agency mortgage-backed securities	—	—	—	424,463	424,463

Total	159,987	439,916	40,010	424,463	1,064,376

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,911,536	4,507,477	1,007,852	—	11,426,865
Japanese local government bonds	9,253	149,149	73,418	3,342	235,162
U.S. Treasury bonds and federal agency securities	957,493	43,592	—	—	1,001,085
Other foreign government bonds	1,078,329	254,163	—	—	1,332,492
Agency mortgage-backed securities	—	—	—	512,209	512,209
Residential mortgage-backed securities	—	—	—	87,214	87,214
Commercial mortgage-backed securities	3,385	189,294	336,106	20,326	549,111
Japanese corporate bonds and other debt securities	95,179	865,299	528,669	313,783	1,802,930
Foreign corporate bonds and other debt securities	376,852	288,497	75,328	2,838	743,515

Total	8,432,027	6,297,471	2,021,373	939,712	17,690,583

Held-to-maturity securities:
Debt securities:
Japanese government bonds	160,192	458,337	41,582	—	660,111
Agency mortgage-backed securities	—	—	—	414,698	414,698

Total	160,192	458,337	41,582	414,698	1,074,809

Other-than-temporary impairment

The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 320, “Investments-Debt Securities” (“ASC 320”). For debt securities, in the cases where the MHFG Group has the intent to sell a debt security or more likely than not will be required to sell a debt security before the recovery of

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(Unaudited)—(Continued)

its amortized cost basis, the full amount of an other-than-temporary impairment loss is recognized immediately through earnings. In other cases, the MHFG Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss is recognized in earnings, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. Effective April 1, 2018, the available-for-sale category was eliminated for equity securities and, therefore, the other-than-temporary impairment review is not required for these securities. See Note 2 “Recently issued accounting pronouncements” for further details. Before the adoption of ASU No.2016-01, for equity securities, impairment was evaluated considering the length of time and extent to which the fair value had been below cost, the financial condition and near-term prospects of the issuers, as well as the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value. If an equity security was deemed other-than-temporarily impaired, it was written down to fair value, with the full decline recognized in earnings.

The other-than-temporary impairment losses on available-for-sale securities for the six months ended September 30, 2018 and 2019 were not significant. No impairment losses were recognized on held-to-maturity securities for the periods.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Continuous unrealized loss position

The following table shows the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2019 and September 30, 2019:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
March 31, 2019

Available-for-sale securities:
Debt securities:
Japanese government bonds	2,296,536	1,441	1,332,688	1,557	3,629,224	2,998
Japanese local government bonds	9,752	32	38,873	55	48,625	87
U.S. Treasury bonds and federal agency securities	506,176	231	—	—	506,176	231
Other foreign government bonds	438,771	321	26,782	134	465,553	455
Agency mortgage-backed securities (1)	466	2	37,706	591	38,172	593
Residential mortgage-backed securities	—	—	16,729	191	16,729	191
Commercial mortgage-backed securities	11,256	44	36,760	60	48,016	104
Japanese corporate bonds and other debt securities	417,825	924	440,937	637	858,762	1,561
Foreign corporate bonds and other debt securities	129,164	142	79,716	84	208,880	226

Total	3,809,946	3,137	2,010,191	3,309	5,820,137	6,446

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	—	—	469,782	14,423	469,782	14,423

Total	—	—	469,782	14,423	469,782	14,423

September 30, 2019

Available-for-sale securities:
Debt securities:
Japanese government bonds	2,634,254	3,208	291,304	1,039	2,925,558	4,247
Japanese local government bonds	40,638	101	32,510	68	73,148	169
U.S. Treasury bonds and federal agency securities	381,789	430	—	—	381,789	430
Other foreign government bonds	480,958	292	—	—	480,958	292
Agency mortgage-backed securities (1)	1,248	2	10,280	160	11,528	162
Residential mortgage-backed securities	3,221	33	11,000	119	14,221	152
Commercial mortgage-backed securities	12,315	86	17,649	31	29,964	117
Japanese corporate bonds and other debt securities	332,240	945	469,373	786	801,613	1,731
Foreign corporate bonds and other debt securities	173,890	158	5,494	6	179,384	164

Total	4,060,553	5,255	837,610	2,209	4,898,163	7,464

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	—	—	412,250	9,767	412,250	9,767

Total	—	—	412,250	9,767	412,250	9,767

Notes:

(1)

Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥11,107 million and ¥27,065 million, respectively, at March 31, 2019, and ¥11,528 million and ¥0 million, respectively, at September 30, 2019. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Ginnie Mae securities, which are guaranteed by the United States government.

(2)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

At September 30, 2019, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses have been recognized in income, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses have been recognized in income, the MHFG Group determined that the debt securities in an unrealized loss position were not considered other-than-temporarily impaired.

Realized gains and losses

The following table shows the realized gains and losses on sales of available-for-sale securities for the six months ended September 30, 2018 and 2019. See “Consolidated Statements of Cash Flows (Unaudited)” for the proceeds from sales of investments.

	Six months ended September 30,
	2018	2019
	(in millions of yen)
Gross realized gains	9,955	36,183
Gross realized losses	(8,497)	(6,167)

Net realized gains (losses) on sales of available-for-sale securities	1,458	30,016

Equity securities

Equity securities include securities which have readily determinable fair values, securities which qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent), and securities which are without readily determinable fair values. Equity securities which have readily determinable fair values mainly consist of common stock of Japanese listed companies. Equity securities without readily determinable fair values include non-marketable stock including preferred stock issued by equity method investees.

Net gains and losses

The following table shows the details of the net gains and losses on Equity securities for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in millions of yen)
Net gains (losses) recognized during the period on equity securities	306,788	(126,648)
Less: Net gains (losses) recognized during the period on equity securities sold during the period	116,308	(3,084)

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	190,480	(123,564)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Equity securities without readily determinable fair values

The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in millions of yen)
Carrying amounts at the end of the period	212,270	227,142
Downward adjustments and impairments	1,413	1,843
Upward adjustments	2,373	8,756

The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	Six months ended September 30,
	2018	2019
	(in millions of yen)
Downward adjustments and impairments	976	430
Upward adjustments	1,837	6,527

The MHFG Group elected to measure all equity securities without readily determinable fair values, which do not qualify for the practical expedient to estimate fair value, using the measurement alternative, which is made on an instrument-by-instrument basis. Under the measurement alternative, equity securities are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same issuer. In addition, the MHFG Group assesses whether these equity securities are impaired. Impairment is primarily based on a liquidation value technique that considers the financial condition, credit ratings, and near-term prospects of the issuers. When observable price changes or impairments exist, the securities are adjusted to fair value, with the full difference between the fair value of the security and its carrying amount recognized in earnings.

Other investments

The following table summarizes the composition of Other investments at March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in millions of yen)
Equity method investments	354,268	372,006
Investments held by consolidated investment companies	35,472	36,229

Total	389,740	408,235

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥201,034 million and ¥207,210 million, at March 31, 2019 and September 30, 2019, respectively. The aggregate market values of these marketable equity securities were ¥308,137 million and ¥373,477 million,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

respectively. The majority of the aggregate market values of these marketable equity securities include Orient Corporation, of which the MHFG Group’s proportionate share of the total outstanding common stock was 49.0% as of September 30, 2019.

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in millions of yen)
Domestic:
Manufacturing	9,558,146	9,661,265
Construction and real estate	8,954,823	9,193,059
Services	5,113,386	5,486,164
Wholesale and retail	5,163,267	5,292,337
Transportation and communications	3,622,130	3,751,962
Banks and other financial institutions	4,303,231	4,460,760
Government and public institutions	2,358,904	2,186,690
Other industries (Note)	5,477,452	5,581,548
Individuals:
Mortgage loans	8,950,216	8,753,545
Other	907,589	869,309

Total domestic	54,409,144	55,236,639

Foreign:
Commercial and industrial	19,086,511	18,905,059
Banks and other financial institutions	9,126,392	9,489,618
Government and public institutions	296,872	338,037
Other	33,171	34,376

Total foreign	28,542,946	28,767,090

Total	82,952,090	84,003,729
Less: Unearned income and deferred loan fees-net	152,147	147,538

Total loans before allowance for loan losses	82,799,943	83,856,191

Note: Other industries of domestic includes trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥1,060 million and ¥179 million, including unrealized losses related to recording loans held for sale at the lower of cost or fair value for the six months ended September 30, 2018 and 2019, respectively. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.

Credit quality information

In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings for the corporate portfolio segment and pool allocations for the retail portfolio segment as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

whenever the obligor’s credit standing changes. Pool allocations are applied to small loans that are less than a specified amount by pooling customers and loans with similar risk characteristics, and the risk is assessed mainly based on past due status and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures.

The table below presents the MHFG Group’s definition of obligor ratings used by Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”):

Obligor category (1)(2)	Obligor rating (3)	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:

(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring (“TDR”) or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans.
(3)	Equivalent obligor ratings are determined for the other portfolio segment.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2019 and September 30, 2019:

	Normal obligors			Watch obligors excluding special attention obligors (1)
	Corporate	Retail (2)	Other (3)	Corporate	Retail (2)	Other (3)	Impaired loans	Total
	(in millions of yen)
March 31, 2019

Domestic:
Manufacturing	9,209,834	69,080	19,805	141,202	8,278	1,303	108,644	9,558,146
Construction and real estate	8,186,308	505,142	15,920	186,753	14,490	25	46,185	8,954,823
Services	4,761,724	165,643	3,281	90,578	18,586	1	73,573	5,113,386
Wholesale and retail	4,686,541	161,392	26,881	127,695	25,553	591	134,614	5,163,267
Transportation and communications	3,472,991	71,934	934	37,593	7,472	—	31,206	3,622,130
Banks and other financial institutions	4,262,125	1,534	72	28,881	319	—	10,300	4,303,231
Government and public institutions	2,358,899	5	—	—	—	—	—	2,358,904
Other industries (4)	3,131,072	2,450	2,323,197	7,725	421	3,633	8,954	5,477,452
Individuals	233,986	9,384,955	64,974	21,127	70,427	1,168	81,168	9,857,805

Total domestic	40,303,480	10,362,135	2,455,064	641,554	145,546	6,721	494,644	54,409,144

Foreign:
Commercial and industrial	16,061,655	182	2,488,800	347,060	—	38,404	150,410	19,086,511
Banks and other financial institutions	8,623,103	—	492,831	10,458	—	—	—	9,126,392
Government and public institutions	296,870	—	—	—	—	—	2	296,872
Other	1,480	9,713	19,690	333	—	879	1,076	33,171

Total foreign	24,983,108	9,895	3,001,321	357,851	—	39,283	151,488	28,542,946

Total	65,286,588	10,372,030	5,456,385	999,405	145,546	46,004	646,132	82,952,090

September 30, 2019

Domestic:
Manufacturing	9,299,310	66,098	14,732	123,362	7,921	542	149,300	9,661,265
Construction and real estate	8,452,801	486,803	11,751	179,437	12,710	—	49,557	9,193,059
Services	5,113,878	160,329	1,883	111,672	17,210	—	81,192	5,486,164
Wholesale and retail	4,839,416	152,789	17,127	123,201	24,216	605	134,983	5,292,337
Transportation and communications	3,608,666	67,073	283	45,291	7,920	—	22,729	3,751,962
Banks and other financial institutions	4,411,489	1,697	276	37,516	334	—	9,448	4,460,760
Government and public institutions	2,186,682	8	—	—	—	—	—	2,186,690
Other industries (4)	3,155,810	2,384	2,384,867	12,120	407	10,364	15,596	5,581,548
Individuals	191,099	9,182,326	63,795	36,061	66,080	1,098	82,395	9,622,854

Total domestic	41,259,151	10,119,507	2,494,714	668,660	136,798	12,609	545,200	55,236,639

Foreign:
Commercial and industrial	16,104,914	292	2,367,172	317,303	—	33,750	81,628	18,905,059
Banks and other financial institutions	8,838,656	—	638,508	12,454	—	—	—	9,489,618
Government and public institutions	338,037	—	—	—	—	—	—	338,037
Other	1,432	9,583	19,316	1,755	—	994	1,296	34,376

Total foreign	25,283,039	9,875	3,024,996	331,512	—	34,744	82,924	28,767,090

Total	66,542,190	10,129,382	5,519,710	1,000,172	136,798	47,353	628,124	84,003,729

Notes:

(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)

The primary component of the retail portfolio segment is mortgage loans to individuals which obligor category is classified based on past due status. The trigger to reclassify obligors from normal obligors to watch obligors excluding special attention obligors is when the past due status is more than 30 days.

(3)	Non-impaired loans held by subsidiaries other than MHBK and MHTB constitute other, since their portfolio segments are not identical to those of MHBK and MHTB.
(4)	Other industries of domestic includes trade receivables and lease receivables of consolidated VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Impaired loans

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payment of the principal and interest when due. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of a TDR in accordance with ASC 310, “Receivables” (“ASC 310”). There are no loans that are ninety days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans.

All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectibility of the principal amount is in doubt, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Impaired loans are restored to non-impaired loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to non-impaired loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. The table below presents impaired loans information at March 31, 2019 and September 30, 2019:

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
March 31, 2019

Domestic:
Manufacturing	103,039	5,605	108,644	111,533	39,301	122,764	1,404
Construction and real estate	36,873	9,312	46,185	51,158	4,661	42,224	487
Services	64,021	9,552	73,573	79,736	16,311	67,679	1,058
Wholesale and retail	124,911	9,703	134,614	147,665	38,763	130,860	1,814
Transportation and communications	28,297	2,909	31,206	32,139	13,146	29,864	412
Banks and other financial institutions	6,473	3,827	10,300	10,300	1,327	10,671	109
Other industries	8,867	87	8,954	9,149	5,761	6,042	29
Individuals	37,488	43,680	81,168	88,331	2,630	86,082	1,326

Total domestic	409,969	84,675	494,644	530,011	121,900	496,186	6,639

Foreign:
Total foreign (5)	119,079	32,409	151,488	164,984	47,345	113,559	1,518

Total	529,048	117,084	646,132	694,995	169,245	609,745	8,157

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
September 30, 2019

Domestic:
Manufacturing	100,021	49,279	149,300	152,358	35,530	128,972	796
Construction and real estate	39,756	9,801	49,557	56,503	8,491	47,871	279
Services	72,044	9,148	81,192	86,259	16,689	77,383	460
Wholesale and retail	125,938	9,045	134,983	151,913	43,339	134,798	850
Transportation and communications	20,272	2,457	22,729	23,628	6,534	26,968	212
Banks and other financial institutions	5,688	3,760	9,448	9,447	1,001	9,874	51
Other industries	15,323	273	15,596	15,720	6,290	12,275	96
Individuals	40,352	42,043	82,395	87,189	3,317	81,781	584

Total domestic	419,394	125,806	545,200	583,017	121,191	519,922	3,328

Foreign:
Total foreign (5)	55,639	27,285	82,924	96,539	31,200	117,206	1,398

Total	475,033	153,091	628,124	679,556	152,391	637,128	4,726

Notes:

(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)

The allowance for loan losses on impaired loans includes the allowance for groups of loans which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment. The total carrying amount of the groups of loans which were collectively evaluated for impairment at March 31, 2019 and September 30, 2019 was ¥257,099 million and ¥250,121 million, respectively.

(4)	Amounts represent the amount of interest income on impaired loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(5)	The majority of total foreign consist of commercial and industrial loans.

The remaining balance of impaired loans that have been partially charged off, was ¥25,097 million and ¥20,430 million as of March 31, 2019 and September 30, 2019 respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Troubled debt restructurings

The MHFG Group considers a loan modification to be a TDR when, for economic or legal reasons related to the obligor’s financial difficulties, it grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty generally when its obligor rating is E2 or below. The following table presents modified loans that were determined to be TDRs during the six months ended September 30, 2018 and 2019:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (1)	Charge-offs
	(in millions of yen)
September 30, 2018

Domestic:
Manufacturing	—	—	51,161
Construction and real estate	—	—	7,764
Services	—	—	29,203
Wholesale and retail	—	—	75,593
Transportation and communications	—	—	13,999
Banks and other financial institutions	—	—	7,160
Individuals	—	—	8,866

Total domestic	—	—	193,746

Foreign:
Total foreign (2)	1,008	2,012	9,493

Total	1,008	2,012	203,239

September 30, 2019

Domestic:
Manufacturing	689	3,806	57,879
Construction and real estate	—	—	15,478
Services	—	—	44,185
Wholesale and retail	—	—	77,117
Transportation and communications	—	—	7,916
Banks and other financial institutions	—	—	7,639
Other industries	—	—	639
Individuals	—	—	8,074

Total domestic	689	3,806	218,927

Foreign:
Total foreign (2)	470	4,922	38,646

Total	1,159	8,728	257,573

Notes:

(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	The majority of total foreign consist of commercial and industrial loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the six months ended September 30, 2018 and 2019 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	September 30, 2018	September 30, 2019
	(in millions of yen)
Domestic:
Manufacturing	383	2,391
Construction and real estate	390	171
Services	714	318
Wholesale and retail	6,700	6,504
Transportation and communications	409	86
Other industries	—	—
Individuals	2,241	884

Total domestic	10,837	10,354

Foreign:
Total foreign	—	6,436

Total	10,837	16,790

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2019 and September 30, 2019:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
March 31, 2019

Domestic:
Manufacturing	2,210	513	7,036	9,759	9,548,387	9,558,146
Construction and real estate	1,010	1,054	31,092	33,156	8,921,667	8,954,823
Services	633	196	3,494	4,323	5,109,063	5,113,386
Wholesale and retail	1,614	1,415	7,868	10,897	5,152,370	5,163,267
Transportation and communications	363	256	2,119	2,738	3,619,392	3,622,130
Banks and other financial institutions	3	484	6	493	4,302,738	4,303,231
Government and public institutions	—	—	—	—	2,358,904	2,358,904
Other industries	2	—	57	59	5,477,393	5,477,452
Individuals	27,139	11,013	28,965	67,117	9,790,688	9,857,805

Total domestic	32,974	14,931	80,637	128,542	54,280,602	54,409,144

Foreign:
Total foreign (Note)	668	211	26,316	27,195	28,515,751	28,542,946

Total	33,642	15,142	106,953	155,737	82,796,353	82,952,090

September 30, 2019

Domestic:
Manufacturing	733	983	7,601	9,317	9,651,948	9,661,265
Construction and real estate	834	849	28,678	30,361	9,162,698	9,193,059
Services	390	2,986	5,171	8,547	5,477,617	5,486,164
Wholesale and retail	2,317	1,226	11,460	15,003	5,277,334	5,292,337
Transportation and communications	106	366	2,154	2,626	3,749,336	3,751,962
Banks and other financial institutions	116	—	41	157	4,460,603	4,460,760
Government and public institutions	—	—	—	—	2,186,690	2,186,690
Other industries	—	—	221	221	5,581,327	5,581,548
Individuals	22,918	26,303	32,367	81,588	9,541,266	9,622,854

Total domestic	27,414	32,713	87,693	147,820	55,088,819	55,236,639

Foreign:
Total foreign (Note)	1,181	249	25,936	27,366	28,739,724	28,767,090

Total	28,595	32,962	113,629	175,186	83,828,543	84,003,729

Note: The majority of total foreign consist of commercial and industrial loans.

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. The outstanding balance of loans held for sale was ¥24,921 million and ¥68,569 million at March 31, 2019 and September 30, 2019, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

5. Allowance for loan losses

The MHFG Group maintains an appropriate allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate and other portfolio segments, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, or (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, or (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation.

At MHBK and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment, and loans other than these are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries.

For the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for loan losses. MHFG Group’s accounting policies and the methodology used to estimate the allowance for loan losses for the other portfolio segment are equivalent to the policies and methodology used for the corporate portfolio segment.

The formula allowance is applied to groups of loans that are collectively evaluated for impairment. The evaluation of the inherent loss in respect of these loans involves a high degree of uncertainty, subjectivity and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third-party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) by using the most recently available data from April 2008 for the corporate portfolio segment, and the most recently available data for the past six years for the retail portfolio segment, in the case of normal obligors; and (b) by using the most recently available data from April 2002 for the corporate and retail portfolio segments, in the case of watch obligors; and (2) the loss given default by using the most recently available data for the past six years for the corporate and retail portfolio segments. As it pertains to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor categories.

The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions by portfolio segments, and recent loss experience in particular segments of the portfolio. When determining the length of the period to calculate the probability of default, the Group considers the uncertainty in the economic and business conditions. The estimation of the formula allowance is analyzed on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

Changes in Allowance for loan losses by portfolio segment for the six months ended September 30, 2018 and 2019 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
Six months ended September 30, 2018
Balance at beginning of period	249,072	28,192	32,638	309,902

Provision (credit) for loan losses	(13,435)	(2,290)	2,445	(13,280)

Charge-offs	(27,419)	(1,243)	(2,602)	(31,264)
Recoveries	4,914	220	2,409	7,543

Net charge-offs	(22,505)	(1,023)	(193)	(23,721)

Others (Note)	2,519	—	(931)	1,588

Balance at end of period	215,651	24,879	33,959	274,489

Six months ended September 30, 2019
Balance at beginning of period	252,903	23,230	31,068	307,201

Provision (credit) for loan losses	17,275	(805)	(2,697)	13,773

Charge-offs	(24,288)	(1,397)	(3,349)	(29,034)
Recoveries	2,724	309	1,021	4,054

Net charge-offs	(21,564)	(1,088)	(2,328)	(24,980)

Others (Note)	(3,887)	—	(685)	(4,572)

Balance at end of period	244,727	21,337	25,358	291,422

Note: Others includes primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2019 and September 30, 2019:

	Corporate	Retail	Other	Total
	(in millions of yen)
March 31, 2019
Allowance for loan losses	252,903	23,230	31,068	307,201

of which individually evaluated for impairment	139,472	2,122	8,933	150,527
of which collectively evaluated for impairment	113,431	21,108	22,135	156,674

Loans (Note)	66,804,088	10,596,994	5,551,008	82,952,090

of which individually evaluated for impairment	539,893	20,886	54,319	615,098
of which collectively evaluated for impairment	66,264,195	10,576,108	5,496,689	82,336,992

September 30, 2019
Allowance for loan losses	244,727	21,337	25,358	291,422

of which individually evaluated for impairment	124,693	1,884	5,338	131,915
of which collectively evaluated for impairment	120,034	19,453	20,020	159,507

Loans (Note)	68,067,130	10,343,150	5,593,449	84,003,729

of which individually evaluated for impairment	547,792	20,099	35,617	603,508
of which collectively evaluated for impairment	67,519,338	10,323,051	5,557,832	83,400,221

Note: Amounts represent loan balances before deducting unearned income and deferred loan fees.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

6. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions (1)	1,517,235	1,348,181
Other	400,676	358,547
Collateral pledged:
Collateral pledged for derivative transactions	856,439	1,008,596
Margins provided for futures contracts	159,747	269,143
Other	857,814	865,875
Prepaid pension cost	850,472	860,365
ROU assets (2)	—	647,185
Security deposits	123,317	108,293
Loans held for sale	24,921	68,569
Other	485,383	473,301

Total	5,276,004	6,008,055

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions (1)	2,572,315	2,042,447
Other	442,776	451,208
Guaranteed trust principal (3)	809,450	813,761
Lease Liabilities (2)	—	656,409
Collateral accepted:
Collateral accepted for derivative transactions	589,411	533,308
Margins accepted for futures contracts	339,863	541,070
Unearned income (4)	126,594	120,908
Other	1,052,297	1,024,549

Total	5,932,706	6,183,660

Notes:

(1)

Receivables from brokers, dealers and customers for securities transactions included ¥555,938 million and ¥181,535 million of such receivables of consolidated VIEs at March 31, 2019 and September 30, 2019, respectively. Payables to brokers, dealers and customers for securities transactions included ¥620,766 million and ¥172,473 million of such payables of consolidated VIEs at March 31, 2019 and September 30, 2019, respectively.

(2)

ROU assets and lease liabilities were recognized in connection with the adoption of ASU No.2016-02 on April 1, 2019. See Note 1 “Basis of presentation” and Note 2 “Recently issued accounting pronouncements” for further information.

(3)

Guaranteed trust principal is the liability of certain consolidated trust arrangements that meet the definition of a VIE for which the MHFG Group provides guarantees for the repayment of principal. See Note 15

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

“Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.
(4)	Unearned income is primarily comprised of loan fees received from consumer loan customers when loans are made. This income is being deferred and recognized in earnings over the life of the loan.

7. Preferred and common stock

Preferred stock

The composition of preferred stock at March 31, 2019 and September 30, 2019 is as follows:

Class of stock	March 31, 2019		September 30, 2019
	Authorized	Issued	Authorized	Issued
	(number of shares)
Class XIV preferred stock	900,000,000	—	900,000,000	—
Class XV preferred stock	900,000,000	—	900,000,000	—
Class XVI preferred stock	1,500,000,000	—	1,500,000,000	—

Common stock

The following table shows the changes in the number of issued shares of common stock during the fiscal year ended March 31, 2019 and the six months ended September 30, 2019:

	March 31, 2019	September 30, 2019
	(number of shares)
Balance at beginning of period	25,389,644,945	25,392,498,945
Issuance of new shares of common stock due to exercise of stock acquisition rights	2,854,000	—

Balance at end of period	25,392,498,945	25,392,498,945

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

8. Accumulated other comprehensive income, net of tax

Changes in each component of AOCI for the six months ended September 30, 2018 and 2019 are as follows:

	Six months ended September 30,
	2018	2019
	(in millions of yen)
AOCI, balance at beginning of period, previously reported	1,741,894	164,021
Cumulative effect of change in accounting principles (1)	(1,535,142)	(1,052)
AOCI, balance at beginning of period, adjusted	206,752	162,969
Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of period, previously reported	1,556,585	22,019
Cumulative effect of change in accounting principles (1)	(1,525,064)	—
Balance at beginning of period, adjusted	31,521	22,019
Unrealized holding gains (losses) during period	(25,155)	25,843
Less: reclassification adjustments for losses (gains) included in net income	(862)	(20,824)

Change during period	(26,017)	5,019

Balance at end of period	5,504	27,038

Foreign currency translation adjustments:
Balance at beginning of period, previously reported	(35,076)	(58,558)
Cumulative effect of change in accounting principles (1)	—	(1,052)
Balance at beginning of period, adjusted	(35,076)	(59,610)
Foreign currency translation adjustments during period	7,678	(63,466)
Less: reclassification adjustments for losses (gains) included in net income	—	—

Change during period	7,678	(63,466)

Balance at end of period	(27,398)	(123,076)

Pension liability adjustments:
Balance at beginning of period	220,385	196,446
Unrealized gains (losses) during period	(218)	(1,720)
Less: reclassification adjustments for losses (gains) included in net income	(2,916)	(2,130)

Change during period	(3,134)	(3,850)

Balance at end of period	217,251	192,596
Own credit risk adjustments (2):
Balance at beginning of period, previously reported	—	4,114
Cumulative effect of change in accounting principles (1)	(10,078)	—
Balance at beginning of period, adjusted	(10,078)	4,114
Unrealized gains (losses) during period	2,656	7,320
Less: reclassification adjustments for losses (gains) included in net income	(20)	(1,277)

Change during period	2,636	6,043

Balance at end of period	(7,442)	10,157

Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	(18,837)	(56,254)

AOCI, balance at end of period	187,915	106,715

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Notes:

(1)	See Note 2 “Recently issued accounting pronouncements” for further details of the cumulative-effect adjustment for AOCI.
(2)

The MHFG Group adopted ASU No.2016-01 on April 1, 2018. The ASU requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. See Note 2 “Recently issued accounting pronouncements” for further details.

The following table shows the amounts reclassified out of AOCI into net income during the six months ended September 30, 2019:

	Six months ended September 30, 2019
	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	30,013	(9,192)	20,821	3	20,824	Investment gains (losses)—net
Pension liability adjustments	3,155	(937)	2,218	(88)	2,130	Salaries and employee benefits
Own credit risk adjustments	1,921	(588)	1,333	(56)	1,277	Other noninterest income (expenses)

Total	35,089	(10,717)	24,372	(141)	24,231

Notes:

(1)	The financial statement line item in which the amounts in the Before tax column are reported in the Consolidated statements of income is listed to the right of the table.
(2)

The financial statement line items in which the amounts in the Tax effect and the Net of tax attributable to noncontrolling interest columns are reported in the consolidated statements of income are Income tax expense and Net income, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

9. Regulatory matters

Regulatory capital requirements

MHFG, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of Japan’s Banking Act and related regulations. Certain foreign banking subsidiaries are subject to regulation and control by local supervisory authorities, including central banks.

Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2019 and September 30, 2019 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2019		September 30, 2019
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (Note)	4,661	8.05	4,878	8.05
Actual	7,390	12.76	7,383	12.18
Tier 1 capital:
Required (Note)	5,529	9.55	5,787	9.55
Actual	9,232	15.94	9,162	15.11
Total risk-based capital:
Required (Note)	6,687	11.55	6,999	11.55
Actual	10,918	18.85	10,865	17.92
Leverage Ratio:
Required	6,257	3.00	6,327	3.00
Actual	9,232	4.42	9,162	4.34
MHBK:
Common Equity Tier 1 capital:
Required	2,388	4.50	2,497	4.50
Actual	6,690	12.60	6,761	12.18
Tier 1 capital:
Required	3,184	6.00	3,329	6.00
Actual	8,527	16.06	8,533	15.37
Total risk-based capital:
Required	4,246	8.00	4,439	8.00
Actual	10,098	19.02	10,142	18.27
Leverage Ratio:
Required	5,758	3.00	5,815	3.00
Actual	8,527	4.44	8,533	4.40
MHTB:
Common Equity Tier 1 capital:
Required	95	4.50	96	4.50
Actual	500	23.67	510	23.96

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	March 31, 2019		September 30, 2019
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Tier 1 capital:
Required	127	6.00	128	6.00
Actual	501	23.70	511	23.99
Total risk-based capital:
Required	169	8.00	170	8.00
Actual	505	23.87	513	24.11
Leverage Ratio:
Required	229	3.00	222	3.00
Actual	501	6.55	511	6.90
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,272	4.50	2,350	4.50
Actual	6,363	12.60	6,423	12.30
Tier 1 capital:
Required	3,029	6.00	3,133	6.00
Actual	8,199	16.23	8,191	15.68
Total risk-based capital:
Required	4,039	8.00	4,177	8.00
Actual	9,757	19.32	9,792	18.75
Leverage Ratio:
Required	5,517	3.00	5,556	3.00
Actual	8,199	4.45	8,191	4.42
MHTB:
Common Equity Tier 1 capital:
Required	94	4.50	95	4.50
Actual	494	23.58	500	23.64
Tier 1 capital:
Required	126	6.00	127	6.00
Actual	494	23.58	500	23.64
Total risk-based capital:
Required	168	8.00	169	8.00
Actual	498	23.75	503	23.76
Leverage Ratio:
Required	227	3.00	220	3.00
Actual	494	6.53	500	6.82

Note:

The required ratios disclosed above, at March 31, 2019 and September 30, 2019, include the transitional capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.05%, and the transitional additional loss absorbency requirements for global systemically important banks (“G-SIBs”) and domestic systemically important banks (“D-SIBs”) of 1.0%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

MHFG’s securities subsidiary in Japan is also subject to the capital adequacy requirement under Japan’s Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of each latest balance sheet date, that MHFG, MHBK, MHTB, and their securities subsidiary in Japan and foreign banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

10. Earnings per common share

Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect all dilutive potential common shares such as stock options.

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in millions of yen)
Net income:
Net income attributable to MHFG common shareholders	285,270	212,984

Effect of dilutive securities	—	—

Net income attributable to common shareholders after assumed conversions	285,270	212,984

	Six months ended September 30,
	2018	2019
	(thousands of shares)
Shares:
Weighted average common shares outstanding	25,363,167	25,367,997

Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs	4,790	2,093

Weighted average common shares after assumed conversions	25,367,957	25,370,090

	Six months ended September 30,
	2018	2019
	(in yen)
Earnings per common share:
Basic net income per common share	11.25	8.40

Diluted net income per common share	11.25	8.40

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

11. Income taxes

The following table presents the components of Income tax expense for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in millions of yen)
Current tax expense	114,666	88,437
Deferred tax expense (benefit)	(28,961)	(5,317)

Total income tax expense	85,705	83,120

The preceding table does not reflect the tax effects of items recorded directly in Equity for the six months ended September 30, 2018 and 2019. The detailed amounts recorded directly in Equity are as follows:

	Six months ended September 30,
	2018	2019
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(11,292)	11,023
Less: reclassification adjustments	(383)	(9,192)

Total	(11,675)	1,831

Pension liability adjustments:
Unrealized gains (losses)	(97)	(643)
Less: reclassification adjustments	(1,184)	(937)

Total	(1,281)	(1,580)

Own credit risk adjustments:
Unrealized gains (losses)	967	(43)
Less: reclassification adjustments	(9)	(588)

Total	958	(631)

Total tax effect before allocation to noncontrolling interests	(11,998)	(380)

The statutory tax rates were both 30.62% as of September 30, 2018 and 2019. The effective tax rates, 20.52% and 26.77% for the six months ended September 30, 2018 and 2019, respectively, differed from the statutory tax rates. The difference of the tax rates for the six months ended September 30, 2018 consisted of number of tax beneficial items including a decrease in deferred tax liabilities related to undistributed earnings of certain foreign subsidiaries. The difference of the tax rates for the six months ended September 30, 2019 was immaterial.

At September 30, 2019, the MHFG Group had net operating loss carryforwards totaling ¥647 billion.

The total amount of unrecognized tax benefits was ¥3,098 million at September 30, 2019, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Approximately ¥9 billion of unrecognized tax benefits at March 31, 2019 was resolved in the six months period ended September 30, 2019 due to the close of a tax audit. The amount of additional unrecognized tax benefits for the period related to the tax positions taken was immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

12. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2018 and 2019:

	Six months ended September 30,
	2018	2019
	(in millions of yen)
Service cost-benefits earned during the period	21,726	22,729
Interest costs on projected benefit obligations	3,331	2,666
Expected return on plan assets	(19,124)	(20,158)
Amortization of prior service benefits	76	19
Amortization of net actuarial loss (gain)	(3,942)	(3,064)
Special termination benefits	1,792	2,188

Net periodic benefit cost	3,859	4,380

As previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2019, the total contribution of approximately ¥52 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2020. For the six months ended September 30, 2019, the total contribution of ¥26 billion has been paid to the pension plans. The additional contribution of ¥26 billion is expected to be paid during the remainder of the fiscal year ending March 31, 2020.

13. Derivative financial instruments

The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Counterparty credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to counterparty credit risk is measured by the fair value of all derivatives and its potential exposure at the balance sheet dates. The exposure to counterparty credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Notional and fair value amounts of derivative instruments

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2019 and September 30, 2019. The fair values of derivatives are presented on a gross basis, derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2019	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,052,267	—	5,786	—	5,610
Foreign exchange contracts	166,383	—	1,959	—	1,758
Equity-related contracts	5,181	—	125	—	142
Credit-related contracts	2,939	—	18	—	17
Other contracts	438	—	16	—	14

Total	1,227,208	—	7,904	—	7,541

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2019	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,102,120	—	7,054	—	6,788
Foreign exchange contracts	170,816	—	2,342	—	2,202
Equity-related contracts	6,197	—	148	—	176
Credit-related contracts	2,923	—	21	—	25
Other contracts	425	—	16	—	15

Total	1,282,481	—	9,581	—	9,206

Notes:

(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥856 billion and ¥589 billion at March 31, 2019, and ¥1,009 billion and ¥533 billion at September 30, 2019, respectively.

Hedging activities

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. The MHFG Group’s hedging activities include fair value and net investment hedges.

Fair value hedges

The MHFG Group primarily uses forward contracts to modify exposure to changes in the fair value of Equity securities. The Group adopted ASU No.2016-01 on April 1, 2018. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Therefore, after the adoption of the ASU, these forward contracts are not eligible to be hedging instruments. See Note 2 “Recently issued accounting pronouncements” for further details.

Before the adoption of the ASU, for qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged were recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness was recorded in Trading account gains (losses)—net. No ineffectiveness existed because the MHFG Group chose to exclude changes in the differences between the spot and the forward prices from the effectiveness test. If the hedge relationship was terminated, the fair value adjustment to the hedged item continued to be reported as part of the basis of the item. The fair value adjustment was recognized in earnings upon the sale of the hedged item.

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the entire change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated as a hedge of the net investment.

The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2018 and 2019:

	Gains (losses) recorded in other comprehensive income (“OCI”) for six months ended September 30,
	2018	2019
	(in millions of yen)
Financial instruments hedging foreign exchange risk	1,906	(1,044)

Total	1,906	(1,044)

Note:

Related to the net investment hedges, gains (losses) of ¥186 million and ¥(260) million were reclassified from Accumulated other comprehensive income to earnings for the six months ended September 30, 2018 and 2019.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management strategies: (1) interest-rate swap transactions for the purpose of economically managing the interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of economically managing the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of economically managing the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)-net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gains (losses) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2018 and 2019:

	Gains (losses) recorded in income for six months ended September 30,
	2018	2019
	(in millions of yen)
Interest rate contracts	(75,324)	210,909
Foreign exchange contracts	26,706	(30,736)
Equity-related contracts	20,432	(494)
Credit-related contracts (1)	(35)	(3,546)
Other contracts	(785)	(1,650)

Total	(29,006)	174,483

Notes:

(1)

Amounts include the net gains (losses) of ¥(215) million and ¥(426) million on the credit derivatives economically managing the credit risk of loans during the six months ended September 30, 2018 and 2019, respectively.

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and the related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2019 and September 30, 2019:

	March 31, 2019		September 30, 2019
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,266	12	1,072	13
Non-investment grade	199	3	225	5

Total	1,465	15	1,297	18

Credit protection purchased	1,628	(14)	1,788	(22)

Note:

The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB-, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2019 and September 30, 2019:

	Maximum payout/Notional amount
	March 31, 2019	September 30, 2019
	(in billions of yen)
One year or less	326	293
After one year through five years	1,057	902
After five years	82	102

Total	1,465	1,297

Note:

The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	511	695
Collateral provided to counterparties in the normal course of business	489	679
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	22	16

14. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. A guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value in the consolidated balance sheets at the inception of the guarantee.

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2019 and September 30, 2019. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2019	September 30, 2019
	(in billions of yen)
Performance guarantees	2,307	2,182
Guarantees on loans	289	246
Guarantees on securities	145	110
Other guarantees	2,324	2,291
Guarantees for the repayment of trust principal	65	63
Liabilities of trust accounts	362	376
Derivative financial instruments	14,170	19,421

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in billions of yen)
Investment grade	4,124	3,909
Non-investment grade	941	920

Total	5,065	4,829

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ requests.

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2019 and September 30, 2019:

	March 31, 2019	September 30, 2019
	(in billions of yen)
Commitments to extend credit (Note)	76,857	78,075
Commercial letters of credit	778	818

Total	77,635	78,893

Note:	Commitments to extend credit include commitments to invest in securities.

Legal proceedings

The MHFG Group is involved in normal collection proceedings initiated by the Group and other legal proceedings in the ordinary course of business. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Group recognizes a liability for loss contingencies arising from such proceedings when a loss is probable and the loss amount or the range of the loss can be reasonably estimated. If a loss does not meet this condition but is reasonably possible, the Group does not recognize a liability but discloses the detail of such proceedings. Based on the information available as of the date of the consolidated financial statements, the Group believes that the outcome of the collection and legal proceedings will not have a significant adverse effect on the consolidated financial statements.

Leases

The MHFG Group is obligated under a number of lease arrangements. The Group’s lessee arrangements mainly consist of operating leases for real estate, such as office space, including its head office, and branches. Finance leases are not significant. Some of the Group’s operating leases include variable lease payments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table presents the consolidated balance sheet information related to operating leases as of September 30, 2019:

As of September 30, 2019
(in millions of yen, except for remaining lease term and discount rate)
ROU assets (Note)	647,185
Lease liabilities (Note)	656,409
Weighted average:
Remaining lease term	15.8years
Discount rate	0.55%

Note:	ROU assets and lease liabilities are included in Other assets and Other liabilities, respectively, on the consolidated balance sheets.

The following table presents lease cost and supplemental information related to operating leases for the six months ended September 30, 2019:

Six months ended September 30, 2019
(in millions of yen)
Lease cost (Note)	62,003
ROU assets obtained in exchange for new lease liabilities	45,904
Operating cash flows	51,120

Note:	Lease cost for operating leases are included in Occupancy expenses on the consolidated statements of income.

The Group’s variable lease costs and costs for leases with terms of twelve months or less are not significant.

The following table shows future lease payments under operating leases as of September 30, 2019:

As of September 30, 2019
(in millions of yen)
Fiscal year ending March 31:
2020 (excluding six months ended September 30, 2019)	49,182
2021	84,578
2022	64,138
2023	52,167
2024	46,829
2025 and thereafter	386,291

Total lease payments	683,185

Amount representing interest	26,776

Total lease liabilities for operating leases	656,409

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

15. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, structured finance, and funding vehicles. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet assets and off-balance-sheet liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2019 and September 30, 2019:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2019	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,249	—	—
Asset-backed securitizations	571	70	8
Investments in securitization products	372	—	—
Investment funds	2,836	1,280	410
Trust arrangements and other	20	—	—

Total	6,048	1,350	418

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2019	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,325	—	—
Asset-backed securitizations	544	70	9
Investments in securitization products	371	—	—
Investment funds	2,680	1,600	476
Trust arrangements and other	19	—	—

Total	5,939	1,670	485

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2019 and September 30, 2019:

Assets on balance sheets related to unconsolidated VIEs:	March 31, 2019	September 30, 2019
	(in billions of yen)
Trading account assets	104	107
Investments	168	171
Loans	71	122

Total	343	400

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2019	September 30, 2019
	(in billions of yen)
Payables under securities lending transactions	47	47
Trading account liabilities	1	1

Total	48	48

Maximum exposure to loss (Note)	418	485

Note:

This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet exposures and off-balance-sheet liabilities such as undrawn commitments.

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients with off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held by the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance schemes to meet its clients’ needs for off-balance-sheet financing. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

The MHFG Group established certain VIEs to securitize its own mortgage loans. The Group provides servicing for and holds retained subordinated beneficial interests in the securitized mortgage loans. In addition, the Group retains credit exposure in the form of guarantees on these loans. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through its retained interests and its aforementioned involvement as a guarantor, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity. Therefore, the Group consolidates such VIEs.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidates VIEs, where the transactions are tailored by the third party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.

Investment funds

The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group determines whether it is the primary beneficiary by evaluating whether it has both (1) the power to make investment decisions about the investment funds and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 14 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2019 and September 30, 2019.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or it does not have significant variable interests. Therefore, the Group does not consolidate such VIEs.

Funding Vehicles

The MHFG Group has established several wholly-owned off-shore vehicles which issue securities, typically preferred stock that is fully guaranteed by the MHFG Group, to investors unrelated to the MHFG Group to fund purchases of debt instruments issued by the MHFG Group. These entities are considered VIEs because they lack sufficient equity to finance their activities; however, the MHFG Group’s investment in the vehicles’ equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MHFG Group. Because the MHFG Group does not have variable interests in these vehicles, the MHFG Group does not consolidate these entities. Debt instruments issued by the MHFG Group, which are included in Long-term debt, were ¥681 billion and ¥354 billion at March 31, 2019 and September 30, 2019, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Securitization

The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other types of financial assets in the normal course of business. In these securitization transactions, the Group records the transfer of a financial asset as a sale when all the accounting criteria for a sale under ASC 860, “Transfers and Servicing” (“ASC 860”) are met. These criteria are (1) the transferred financial assets are legally isolated from the Group’s creditors, (2) the transferee or beneficial interest holder has the right to pledge or exchange the transferred financial assets, and (3) the Group does not maintain effective control over the transferred financial assets. If all the criteria are not met, the transfer is accounted for as a secured borrowing.

For the six months ended September 30, 2018 and 2019, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2019 and September 30, 2019.

There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥207 billion and ¥143 billion as of March 31, 2019, and ¥188 billion and ¥122 billion as of September 30, 2019, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

16. Noninterest income

Details of Noninterest income for the six months ended September 30, 2018 and 2019 are as follows:

	Six months ended September 30,
	2018	2019
	(in millions of yen)
Fee and commission income:
Securities-related business (1)	79,138	64,498
Deposits and lending business (2)	70,647	76,179
Remittance business (1)	55,078	56,075
Asset management business (1)	49,818	48,291
Trust related business (1)	57,372	56,459
Agency business (1)	19,509	15,152
Guarantee related business (3)	14,234	13,898
Fees for other customer services (1)	67,931	73,440

Total Fee and commission income	413,727	403,992

Foreign exchange gains (losses)—net (3)	44,718	27,923
Trading account gains (losses)—net (2)	64,956	395,405
Investment gains (losses)—net:
Debt securities (3)	2,485	31,092
Equity securities (3)	306,788	(126,648)
Equity in earnings (losses) of equity method investees—net (3)	22,627	22,066
Gains on disposal of premises and equipment (3)	4,305	1,693
Other noninterest income (2)	48,950	34,839

Total	908,556	790,362

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Notes:

(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.

Certain Fee and commission income, Trading account gains (losses)—net and Other noninterest income outlined in the table above are considered to be revenues from contracts that are within the scope of ASC 606. The MHFG Group disaggregates Fee and commission income, which is the main part of revenues within the scope of ASC 606, by type of business or service in the table above.

Fee and commission income

Securities-related business fees mainly consist of brokerage fees and commissions, and asset-based revenues. Brokerage fees and commissions mainly include fees earned from the execution of customer transactions and sales commissions of investment trusts. Brokerage fees and commissions are recognized at the point in time on transaction date. Asset-based revenues mainly include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts. The amounts of asset-based revenues are calculated based on customer’s net asset value and recognized over time in the period when the related service is provided.

Deposits and lending business fees consist of deposit-related fees and lending-related fees. Deposit-related fees, which amounted to ¥7 billion for the six months ended September 30, 2019, are mostly within the scope of ASC606. Deposit-related fees include service charges on consumer and commercial deposit accounts such as account transfer charges. Deposit-related fees are recognized at the point in time when the transactions occur or the related service is provided. Lending-related fees amounted to ¥69 billion for the six months ended September 30, 2019. Most of the lending-related fees such as commitment fees and arrangement fees are not within the scope of ASC 606.

Remittance business fees include service charges for domestic and international funds transfers and collections. These fees are recognized at the point in time when the related service is provided.

Asset management business fees consist of investment trust management fees and investment advisory fees for investment trusts. These fees are received from investment trusts in return for asset management services and/or investment advisory services on behalf of customers. The amounts of these fees are calculated based on a percentage of customer’s net asset value. These fees are recognized over time in the period when the management and/or advisory service is provided and the amount is fixed.

Trust related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥26 billion and ¥31 billion for the six months ended September 30, 2018, respectively, and ¥25 billion and ¥31 billion for the six months ended September 30, 2019, respectively. Fees for fiduciary asset management and administration services for corporate pension plans and investment funds are recognized over time in the period when the related service is provided. Other trust-related fees mainly include brokerage commissions of real estate property, sales commissions of beneficial interest in real estate trust and charges for stock transfer agent services. These fees are mainly earned on a transaction basis and recognized at the point in time when the related service is provided.

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Agency business fees mainly include administration service fees related to the MHFG Group’s agency business such as Japan’s principal public lottery program and revenues from standing proxy services. These fees are recognized at the point in time when the related service is provided.

Fees for other customer services include various revenues such as sales commissions of life insurance, service charges for electronic banking, financial advisory fees, and service charges for software development. Sales commissions from life insurance sales are received from insurance companies in return for selling insurance products and recognized when the insurance product is sold to customers. Service charges for electronic banking are mainly monthly basic usage fees and recognized over the related transaction period. Financial advisory fees are recognized over time in the period when the related advisory service based on the contract is rendered. Service charges for software development are recognized over time according to the progress of the development.

Trading account gains (losses)—net and Other noninterest income

In addition to Fee and commission income, Trading account gains (losses)—net and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥31 billion and ¥33 billion for the six months ended September 30, 2018 and 2019, respectively, are within the scope of ASC 606 and accounted for in Trading account gains (losses)—net. Underwriting fees are primarily recognized at the point in time and all considerations of the transaction are fixed on trade date or pricing date. For the six months ended September 30, 2018 and 2019, approximately ¥14 billion and ¥12 billion, respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.

Contract balances relating to revenues from contracts with customers subject to ASC 606

Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2019 and September 30, 2019, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2019 and September 30, 2019, the balance of contract liabilities was not material.

Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606

Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2019 and September 30, 2019, the amount of expected revenues from current obligations to provide services in the future is not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.

17. Fair value

Fair value measurements

ASC 820, “Fair Value Measurements” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820

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also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 precludes (1) the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Valuation process

The MHFG Group has established valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in Available-for-sale securities. A change in the valuation methodologies and/or the inputs

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requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or the head of accounting, depending on the nature and characteristics of the change.

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2019, there were no significant changes made to the Group’s valuation techniques and related inputs.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and equity securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of securitization products such as RMBS, CMBS, ABS, and CLO are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the event that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

Hedge funds the Group invests in are primarily multi strategy funds that employ a fundamental bottom-up investment approach across various asset classes globally. Hedge funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. Private equity funds have specific investment objectives in connection with their acquisition of equity interests in new and emerging firms in need of capital. Employing venture capital strategies, they provide financing and other support to start-up businesses, medium and small entities in particular geographical areas, and to companies with certain technologies or companies in high-growth industries. Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. Private equity funds and real estate funds are measured using the NAV per share practical expedient and the Group does not have the ability to redeem its investment in the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year period.

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature

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of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy. In addition, the Group records credit-risk valuation adjustments on over-the-counter derivatives to reflect the credit quality of its counterparties and its own credit quality. The Group calculates these credit-risk valuation adjustments using modeled expected exposure, and default probabilities and severity factors that are developed from market credit spreads and other related market information.

Available-for-sale securities

The fair values of available-for-sale securities are determined primarily using the same procedures described under trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of securitization products such as RMBS, CMBS and ABS are generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In rare instances where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS and ABS, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.

Equity securities

Equity securities mainly consist of marketable equity securities. The fair values of the marketable equity securities are based upon quoted market prices for identical equity securities trading as securities in an active market. Equity securities also include investments in certain investment funds measured using the NAV per share practical expedient including private equity funds and real estate funds .These securities are determined primarily using the same procedures described under Trading securities and trading securities sold, not yet purchased above.

Other investments

Other investments consist of investments held by consolidated investment companies. These companies typically hold investments in marketable and non-marketable equity securities and debt securities. The fair value of the

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marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.

Long-term debt

Fair value accounting is elected for certain long-term debt instruments with embedded derivatives. The fair values are determined using a discounted cash flow model that considers the embedded derivatives and the terms and payment structures of the notes. The fair values of the derivatives embedded in such notes are primarily derived by using the same procedures described in Derivative financial instruments above. Such notes are classified in Level 2 or Level 3 depending on the observability of the significant inputs into the model used to determine the fair value of the embedded derivatives. The Group also measures certain notes that contain embedded derivatives at fair value under the practicability exception. For these instruments, fair value is based on quoted prices for identical debt traded as a security in inactive markets. These instruments are classified in Level 2 of the fair value hierarchy.

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Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2019 and September 30, 2019, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2019	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	1,829	33	—	1,862
Japanese local government bonds	—	134	—	134
U.S. Treasury bonds and federal agency securities	1,069	138	—	1,207
Other foreign government bonds	2,417	553	—	2,970
Agency mortgage-backed securities	—	1,041	—	1,041
Residential mortgage-backed securities	—	—	11	11
Certificates of deposit and commercial paper	—	1,047	—	1,047
Corporate bonds and other (2)	36	1,806	1,044	2,886
Equity securities	1,297	—	28	1,325
Trading securities measured at net asset value (3)				631
Derivative financial instruments:
Interest rate contracts	36	5,729	21	5,786
Foreign exchange contracts	9	1,927	23	1,959
Equity-related contracts	58	63	4	125
Credit-related contracts	—	16	2	18
Other contracts	2	4	10	16
Available-for-sale securities:
Japanese government bonds	10,902	995	—	11,897
Japanese local government bonds	—	210	—	210
U.S. Treasury bonds and federal agency securities	1,009	—	—	1,009
Other foreign government bonds	456	886	—	1,342
Agency mortgage-backed securities	—	544	—	544
Residential mortgage-backed securities	—	61	40	101
Commercial mortgage-backed securities	—	—	500	500
Japanese corporate bonds and other debt securities	—	1,629	120	1,749
Foreign corporate bonds and other debt securities	—	678	103	781
Equity securities:
Equity securities with readily determinable fair values	3,633	135	—	3,768
Equity securities measured at net asset value (3)				53
Other investments	—	—	35	35

Total assets measured at fair value on a recurring basis	22,753	17,629	1,941	43,007

Liabilities:
Trading securities sold, not yet purchased	2,380	199	1	2,580
Derivative financial instruments:
Interest rate contracts	38	5,564	8	5,610
Foreign exchange contracts	11	1,746	1	1,758
Equity-related contracts	82	51	9	142
Credit-related contracts	—	16	1	17
Other contracts	1	4	9	14
Long-term debt (4)	—	1,778	655	2,433

Total liabilities measured at fair value on a recurring basis	2,512	9,358	684	12,554

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September 30, 2019	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	2,506	28	—	2,534
Japanese local government bonds	—	123	—	123
U.S. Treasury bonds and federal agency securities	2,089	223	—	2,312
Other foreign government bonds	1,638	625	—	2,263
Agency mortgage-backed securities	—	1,962	—	1,962
Residential mortgage-backed securities	—	—	10	10
Certificates of deposit and commercial paper	—	1,316	—	1,316
Corporate bonds and other (2)	41	1,559	1,137	2,737
Equity securities	1,081	—	30	1,111
Trading securities measured at net asset value (3)				1,001
Derivative financial instruments:
Interest rate contracts	49	6,997	8	7,054
Foreign exchange contracts	7	2,324	11	2,342
Equity-related contracts	61	75	12	148
Credit-related contracts	—	18	3	21
Other contracts	1	5	10	16
Available-for-sale securities:
Japanese government bonds	10,600	827	—	11,427
Japanese local government bonds	—	235	—	235
U.S. Treasury bonds and federal agency securities	1,001	—	—	1,001
Other foreign government bonds	421	911	—	1,332
Agency mortgage-backed securities	—	512	—	512
Residential mortgage-backed securities	—	54	33	87
Commercial mortgage-backed securities	—	—	549	549
Japanese corporate bonds and other debt securities	—	1,634	169	1,803
Foreign corporate bonds and other debt securities	—	611	133	744
Equity securities :
Equity securities with readily determinable fair values	3,350	123	—	3,473
Equity securities measured at net asset value (3)				61
Other investments	—	—	36	36

Total assets measured at fair value on a recurring basis	22,845	20,162	2,141	46,210

Liabilities:
Trading securities sold, not yet purchased	2,571	196	—	2,767
Derivative financial instruments:
Interest rate contracts	49	6,736	3	6,788
Foreign exchange contracts	7	2,194	1	2,202
Equity-related contracts	104	53	19	176
Credit-related contracts	—	23	2	25
Other contracts	1	5	9	15
Long-term debt (4)	—	2,016	646	2,662

Total liabilities measured at fair value on a recurring basis	2,732	11,223	680	14,635

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Notes:

(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	The amount includes CLO and convertible bonds, which are classified in Level 3.
(3)

In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2019 and September 30, 2019 were ¥37 billion and ¥41 billion, respectively.

(4)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2018 and 2019:

Six months ended September 30, 2018	April 1, 2018	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2018	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	12	—	(2)	—		—	—	—	—	—	—	12	—
Corporate bonds and other	1,013	31	(2)	—		—	—	457	(242)	—	(154)	1,105	35
Equity securities	23	2	(2)	—		—	—	5	(1)	—	—	29	—
Derivative financial instruments, net (1):
Interest rate contracts	21	1	(2)	—		—	—	—	—	—	1	23	2
Foreign exchange contracts	12	15	(2)	—		—	—	—	—	—	(2)	25	17
Equity-related contracts	4	(4	) (2)	—		—	—	—	—	—	14	14	—
Credit-related contracts	1	(3	) (2)	—		—	—	—	—	—	2	—	—
Available-for-sale securities:
Residential mortgage-backed securities	54	—	(3)	—	(4)	—	—	—	—	—	(8)	46	—
Commercial mortgage-backed securities	441	—	(3)	—	(4)	—	—	57	(28)	—	(1)	469	—
Japanese corporate bonds and other debt securities	163	10	(3)	(8	) (4)	—	—	7	(7)	—	(9)	156	10
Foreign corporate bonds and other debt securities	80	—	(3)	—	(4)	61	—	4	—	—	—	145	—
Other investments	38	1	(3)	—		—	—	13	—	—	(11)	41	2
Liabilities:
Trading securities sold, not yet purchased	4	1	(2)	—		—	—	(30)	29	—	—	2	—
Long-term debt	561	2	(5)	3	(4)	2	—	—	—	85	(31)	612	4

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Six months ended September 30, 2019	April 1, 2019	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2019	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	11	—	(2)	—		—	—	—	—	—	(1)	10	—
Corporate bonds and other	1,044	(15	) (2)	—		—	—	338	(105)	—	(125)	1,137	(14)
Equity securities	28	2	(2)	—		—	—	1	—	—	(1)	30	—
Derivative financial instruments, net (1):
Interest rate contracts	13	(9	) (2)	—		—	—	—	—	—	1	5	(8)
Foreign exchange contracts	22	(10	) (2)	—		—	—	—	—	—	(2)	10	(9)
Equity-related contracts	(5)	1	(2)	—		—	—	—	—	—	(3)	(7)	2
Credit-related contracts	1	—	(2)	—		—	—	—	—	—	—	1	—
Other contracts	1	—	(2)	—		—	—	—	—	—	—	1	—
Available-for-sale securities:
Residential mortgage-backed securities	40	—	(3)	—	(4)	—	—	—	—	—	(7)	33	—
Commercial mortgage-backed securities	500	—	(3)	1	(4)	—	—	89	(35)	—	(6)	549	—
Japanese corporate bonds and other debt securities	120	1	(3)	4	(4)	—	—	97	—	—	(53)	169	—
Foreign corporate bonds and other debt securities	103	—	(3)	(5	) (4)	—	—	38	—	—	(3)	133	—
Other investments	35	1	(3)	—		—	—	10	—	—	(10)	36	2

Liabilities:
Trading securities sold, not yet purchased	1	—	(2)	—		—	—	(9)	8	—	—	—	—
Long-term debt	655	(6	) (5)	—	(4)	17	(6)	—	—	108	(134)	646	(10)

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)

Amounts represent total gains or losses recognized in earnings during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at September 30, 2018 and 2019.

Transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period.

During the six months ended September 30, 2018, the transfers into Level 3 included ¥61 billion of Available-for-sale securities and ¥2 billion of Long-term debt. Transfers into Level 3 for Available-for-sale securities were primarily due to decreased liquidity for certain Foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

During the six months ended September 30, 2019, the transfers into Level 3 included ¥17 billion of Long-term debt. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of one of the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

inputs when valuing certain structured notes. During the six months ended September 30, 2019, the transfers out of Level 3 included ¥6 billion of Long-term debt. Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of one of the inputs when valuing certain structured notes.

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2019 and September 30, 2019:

March 31, 2019

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average(5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	51	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	4% - 19% 0% - 1% 100% - 100% 18bps - 170bps	8% 0% 100% 51bps

Commercial mortgage-backed securities	500	Discounted cash flow Price-based	Discount margin	9bps - 161bps	24bps

Corporate bonds and other debt securities	1,267	Discounted cash flow Price-based	Prepayment rate(1) Default rate(1) Recovery rate(1) Discount margin(1) Discount margin(2)	22% - 22% 2% - 2% 69% - 69% 48bps - 1,173bps 4bps - 1,063bps	22% 2% 69% 134bps 295bps

Derivative financial instruments, net:
Interest rate contracts	13	Internal valuation model(3)	IR – IR correlation Default rate(4)	23% - 100% 0% - 63%

Foreign exchange contracts	22	Internal valuation model(3)	FX – IR correlation FX – FX correlation Default rate(4)	9% - 55% 63% - 63% 0% - 63%

Equity-related contracts	(5)	Internal valuation model(3)	Equity – IR correlation Equity correlation Equity volatility	25% - 25% 40% - 100% 5% - 36%

Credit-related contracts	1	Internal valuation model(3)	Default rate Credit correlation	0% - 5% 29% - 100%

Long-term debt	655	Internal valuation model(3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity correlation Equity volatility Default rate Credit correlation	23% - 100% 9% - 55% 63% - 63% 25% - 25% 55% - 88% 12% - 100% 5% - 49% 0% - 4% 20% - 100%

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(Unaudited)—(Continued)

September 30, 2019

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average(5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	43	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	4% -18% 0% - 1% 100% -100% 10bps -170bps	7% 0% 100% 51bps

Commercial mortgage-backed securities	549	Discounted cash flow Price-based	Discount margin	7bps - 161bps	23bps

Corporate bonds and other debt securities	1,439	Discounted cash flow Price-based	Prepayment rate(1) Default rate(1) Recovery rate(1) Discount margin(1) Discount margin(2)	16% - 17% 0% - 2% 40% - 70% 41bps - 1,193bps 2bps - 630bps	16% 2% 69% 127bps 51bps

Derivative financial instruments, net:
Interest rate contracts	5	Internal valuation model(3)	IR – IR correlation Default rate(4)	23% - 100% 0% - 63%

Foreign exchange contracts	10	Internal valuation model(3)	FX – IR correlation FX – FX correlation Default rate(4)	-19% - 55% 61% - 61% 0% - 63%

Equity-related contracts	(7)	Internal valuation model(3)	Equity – IR correlation Equity – FX correlation Equity correlation Equity volatility	25% - 25% 70% - 70% 29% - 100% 6% - 61%

Credit-related contracts	1	Internal valuation model(3)	Default rate Credit correlation	0% - 9% 30% - 100%

Long-term debt	646	Internal valuation model(3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity correlation Equity volatility Default rate Credit correlation	23% - 100% 24% - 55% 61% - 61% 25% - 25% 0% - 70% 16% - 100% 6% - 61% 0% - 4% 15% - 100%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.
IR	= Interest rate
FX	= Foreign exchange

Sensitivities to unobservable inputs and interrelationships between unobservable inputs

The following is a description of the sensitivities and interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.

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(Unaudited)—(Continued)

(1) Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A change in prepayment rate would impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

(2) Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. An increase in the default rate would generally be accompanied by a decrease in the recovery rate and an increase in the discount margin. It would also generally impact the valuation of the fair values of financial instruments negatively.

(3) Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in the default rate. It would also generally impact the valuation of the fair values of financial instruments positively.

(4) Discount margin

The discount margin is the portion of the interest rate over a benchmark market interest rate such as LIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.

(5) Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change in correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

(6) Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

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(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2019 and September 30, 2019:

March 31, 2019	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	125	—	41	84	177
Loans held-for-sale	3	—	3	—	3
Equity securities (without readily determinable fair values)	1	—	—	1	1
Other investments	98	98	—	—	104
Premises and equipment—net	9	—	4	5	34
Intangible assets	—	—	—	—	1

Total assets measured at fair value on a nonrecurring basis	236	98	48	90	320

September 30, 2019	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	128	—	8	120	171
Loans held-for-sale	62	—	62	—	64
Equity securities (without readily determinable fair values)	8	—	—	8	2
Other investments	3	3	—	—	5
Premises and equipment—net	1	—	1	—	5

Total assets measured at fair value on a nonrecurring basis	202	3	71	128	247

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.

Loans in the table above have been impaired and measured based upon the observable market price of the loan or the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned requires significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy.

Equity securities (without readily determinable fair values) in the table above consist of non-marketable equity securities which are measured at fair value on a nonrecurring basis, using the measurement alternative for non-marketable equity securities. These equity securities are on a nonrecurring basis either (1) written down to fair value as a result of impairment or (2) adjusted upward or downward to fair value as a result of transactions observed for the identical or similar securities of the same issuer. The fair values of the impaired non-marketable equity securities are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable equity securities, they are classified as Level 3.

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(Unaudited)—(Continued)

Other investments in the table above include certain equity method investments which have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1.

Premises and equipment—net and Intangible assets in the table above have been impaired and written down to fair value.

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated debt securities

The MHFG Group elected the fair value option for foreign currency denominated debt securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between foreign currency denominated debt securities and financial liabilities. Following the election of the fair value option, these debt securities are reported as trading securities in Trading account assets. On April 1, 2018, the Group adopted ASU No.2016-01. Before the adoption of the ASU, the fair value option was elected for foreign currency denominated equity securities, which were reported as trading securities, but after the adoption of the ASU, the Group no longer elected the fair value option for these equity securities.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥21 billion and ¥11 billion at March 31, 2019 and September 30, 2019, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of ¥8 billion and ¥2 billion for the six months ended September 30, 2018 and 2019, respectively. The Group records changes in fair value on these notes attributable to the instrument-specific credit risk in AOCI in accordance with ASU No.2016-01, which was adopted on April 1, 2018. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.

Fair value of financial instruments

ASC 825, “Financial Instruments” (“ASC 825”), requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following is a description of the valuation methodologies used for estimating the fair value of financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

Investments

The fair value of held-to-maturity securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale securities aforementioned in this Note. The fair value of non-marketable equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥212 billion and ¥227 billion at March 31, 2019 and September 30, 2019, respectively, were not included in the disclosure.

Loans

Loans have been fair valued based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of collateral dependent impaired loans is determined based on the fair value of the underlying collateral.

Other financial assets

The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities”.

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

Interest-bearing deposits

The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.

Other short-term borrowings

The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Other financial liabilities

The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities”.

The fair value of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2019 and September 30, 2019.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2019 and September 30, 2019, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments-Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 840, “Leases” (“ASC 840”):

	March 31, 2019
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	62,012	62,012	873	61,139	—
Investments	1,604	1,609	1,140	469	—
Loans, net of allowance for loan losses (Note)	82,382	83,490	—	—	83,490
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	44,918	44,918	24,983	19,935	—
Interest-bearing deposits	112,658	112,655	55,542	57,113	—
Due to trust accounts	312	312	—	312	—
Other short-term borrowings	1,995	1,995	—	1,995	—
Long-term debt	9,096	9,178	—	8,336	842

	September 30, 2019
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	61,739	61,739	1,011	60,728	—
Investments	1,064	1,075	660	415	—
Loans, net of allowance for loan losses (Note)	83,443	84,611	—	—	84,611
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	48,827	48,827	26,954	21,873	—
Interest-bearing deposits	112,303	112,312	55,404	56,908	—
Due to trust accounts	320	320	—	320	—
Other short-term borrowings	1,608	1,608	—	1,608	—
Long-term debt	7,774	7,923	—	7,071	852

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

18. Offsetting of financial assets and financial liabilities

Derivatives

The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.

Repurchase and resale agreements and securities lending and borrowing transactions

Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2019 and September 30, 2019. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)	Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
March 31, 2019

Assets (1):
Derivatives	7,403	—	7,403	(5,903)	(528)	972
Receivables under resale agreements	12,589	—	12,589	(12,579)	—	10
Receivables under securities borrowing transactions	1,921	—	1,921	(1,894)	—	27

Total	21,913	—	21,913	(20,376)	(528)	1,009

Liabilities (1):
Derivatives	6,978	—	6,978	(5,766)	(769)	443
Payables under repurchase agreements	14,312	—	14,312	(14,309)	—	3
Payables under securities lending transactions	932	—	932	(931)	—	1

Total	22,222	—	22,222	(21,006)	(769)	447

September 30, 2019

Assets (1):
Derivatives	9,026	—	9,026	(7,372)	(466)	1,188
Receivables under resale agreements	13,401	—	13,401	(13,386)	—	15
Receivables under securities borrowing transactions	2,316	—	2,316	(2,265)	—	51

Total	24,743	—	24,743	(23,023)	(466)	1,254

Liabilities (1):
Derivatives	8,545	—	8,545	(7,225)	(893)	427
Payables under repurchase agreements	16,837	—	16,837	(16,798)	—	39
Payables under securities lending transactions	1,024	—	1,024	(1,020)	—	4

Total	26,406	—	26,406	(25,043)	(893)	470

Notes:

(1)

Amounts relating to master netting arrangements or similar agreements where the MHFG Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.

(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.

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(Unaudited)—(Continued)

(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

19. Repurchase agreements and securities lending transactions accounted for as secured borrowings

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2019 and September 30, 2019:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
March 31, 2019
Repurchase agreements	2,596	8,537	2,403	1,104	14,640
Securities lending transactions	1,012	473	—	313	1,798

Total	3,608	9,010	2,403	1,417	16,438

September 30, 2019
Repurchase agreements	6,727	6,976	1,858	1,779	17,340
Securities lending transactions	807	660	110	280	1,857

Total	7,534	7,636	1,968	2,059	19,197

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2019 and September 30, 2019:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
March 31, 2019
Japanese government bonds and Japanese local government bonds	2,118	430
Foreign government bonds and foreign agency mortgage-backed securities	11,613	396
Commercial paper and corporate bonds	223	52
Equity securities	492	902
Other	194	18

Total (Note)	14,640	1,798

September 30, 2019
Japanese government bonds and Japanese local government bonds	3,097	471
Foreign government bonds and foreign agency mortgage-backed securities	13,272	597
Commercial paper and corporate bonds	268	52
Equity securities	495	720
Other	208	17

Total (Note)	17,340	1,857

Note:

Amounts exceeded the gross amounts recognized in Note 18 “Offsetting of financial assets and financial liabilities” by ¥1,194 billion and ¥1,336 billion, at March 31, 2019 and September 30, 2019, respectively, which excluded the amounts relating to master netting agreements or similar agreements where the MHFG Group did not have the legal right of set-off or where uncertainty exists as to the enforceability.

The MHFG Group is required to post securities as collateral with a fair value equal to or in excess of the principal amount of the cash borrowed under repurchase agreements. For securities lending transactions, the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Group receives collateral in the form of cash. These contracts involve risks, including (1) the counterparty may fail to return the securities at maturity and (2) the fair value of the securities posted may decline below the amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a regular basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.

20. Business segment information

The MHFG Group consists of the following five in-house companies which are categorized based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. These customer segments are regarded as operating segments and constitute reportable segments.

The services that each in-house company is in charge of are as follows.

Retail & Business Banking Company

This company provides financial services for individual customers, small and medium-sized enterprises and middle market firms in Japan.

Corporate & Institutional Company

This company provides financial services for large corporations, financial institutions and public corporations in Japan.

Global Corporate Company

This company provides financial services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers.

Global Markets Company

This company invests in financial products with market risk, such as interest rate risk, equity risk, and credit risk.

Asset Management Company

This company develops financial products and provides financial services that match the asset management needs of its wide range of customers from individuals to institutional investors.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. In addition, the format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of all business segments’ “Net business profits (losses) + Net gains (losses) related to ETFs and others” with income before income tax expense under U.S. GAAP, and

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(Unaudited)—(Continued)

the total amount of all business segments’ “Fixed assets” with the total amount of Premises and equipment—net, Goodwill, Intangible assets, and ROU assets related to operating leases included in Other assets reported under U.S. GAAP. “Fixed assets” pertaining to MHBK, MHTB, and MHSC have been allocated to each segment.

	MHFG (Consolidated)
Six months ended September 30, 2018(5)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(4)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others(1)	345.0	223.1	190.3	237.7	25.0	30.4	1,051.5
General and administrative expenses(2)	360.0	103.5	115.6	105.6	13.9	24.1	722.7
Equity in earnings (losses) of equity method investees—net	14.4	0.6	2.8	—	0.6	1.0	19.4
Amortization of goodwill and others	0.2	0.2	0.2	1.2	4.0	1.0	6.8
Others	—	—	—	—	—	(10.4)	(10.4)

Net business profits (losses)(3) + Net gains (losses) related to ETFs and others	(0.8)	120.0	77.3	130.9	7.7	(4.1)	331.0

	MHFG (Consolidated)
Six months ended September 30, 2019	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(4)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others(1)	322.3	221.9	208.0	231.5	23.2	15.9	1,022.8
General and administrative expenses(2)	328.0	104.3	120.7	103.4	14.4	17.6	688.4
Equity in earnings (losses) of equity method investees—net	6.7	1.1	6.0	—	0.6	4.7	19.1
Amortization of goodwill and others	0.2	0.2	0.2	1.2	3.9	1.0	6.7
Others	—	—	—	—	—	(5.9)	(5.9)

Net business profits (losses)(3) + Net gains (losses) related to ETFs and others	0.8	118.5	93.1	126.9	5.5	(3.9)	340.9

Fixed assets(6)	491.2	214.9	173.3	91.9	0.1	730.2	1,701.6

Notes:

(1)

“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the six months ended September 30, 2018 and 2019, net gains (losses) related to ETFs and others amounted to ¥39.9 billion and ¥(8.0) billion, respectively, of which ¥33.7 billion and ¥(11.2) billion are included in “Global Markets Company”, respectively.

(2)	“General and administrative expenses” excludes non-recurring losses.
(3)

Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations and is defined as gross profits (as defined above) less general and administrative expenses plus equity in earnings (losses) of equity method investees—net and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

(4)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including eliminating internal transaction between each segment;
•	Equity in earnings (losses) of equity method investees-net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.
(5)

The MHFG Group adopted certain enhancements, which were not significant individually or in the aggregate, to the Group’s segment allocation methods under internal managerial accounting rules and practices, and accordingly, the figures for the six months ended September 30, 2018 have been restated to reflect these current period enhancements. Furthermore, income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(6)

“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment—net, Goodwill, Intangible assets, and ROU assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Fixed assets” has been allocated to each segment starting in the fiscal year ended March 31, 2019 to enhance management’s analysis of the Group’s operations. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Reconciliation

As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits, to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the six months ended September 30, 2018 and 2019 presented above to income before income tax expense shown on the consolidated statements of income and a reconciliation of “Fixed assets” at September 30, 2019 to the total amount of Premises and equipment—net, Goodwill, Intangible assets, and ROU assets related to operating leases included in Other assets are as follows:

	Six months ended September 30,
	2018	2019
	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	331.0	340.9

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses (non-recurring losses)	12.0	24.5
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(20.8)	(19.1)
Gains on reversal of reserves for possible losses on loans, and others	50.6	7.9
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	110.1	55.4
Net extraordinary gains (losses)	6.7	(5.0)
Others	(16.0)	(13.1)

Income before income tax expense under Japanese GAAP	473.6	391.5
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	(75.4)	105.0
Investments	92.1	(163.9)
Loans	(4.2)	—
Allowances for loan losses and off-balance-sheet instruments	(10.5)	0.5
Premises and equipment	(77.3)	(51.5)
Land revaluation	1.5	0.5
Business combinations	7.5	4.1
Pension liabilities	(19.8)	(27.3)
Consolidation of variable interest entities	43.9	40.3
Foreign currency translation	(8.5)	14.3
Others	(5.3)	(3.0)

Income before income tax expense under U.S. GAAP	417.6	310.5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

September 30, 2019
(in billions of yen)
Fixed assets	1,701.6

U.S. GAAP adjustments	964.5

Premises and equipment—net, Goodwill, Intangible assets, and ROU assets related to operating leases included in Other assets	2,666.1

Note:

The U.S. GAAP adjustments are primarily comprised of GAAP differences mainly from ROU assets related to operating leases not recognized under Japanese GAAP; internally developed software, which was impaired under Japanese GAAP; land, which was revalued under Japanese GAAP; and the consolidation of certain variable interest entities, which are not consolidated under Japanese GAAP.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Mizuho Financial Group, Inc.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated balance sheet of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of September 30, 2019, the related consolidated statements of income, comprehensive income, equity and cash flows for the six-month periods ended September 30, 2019 and 2018, and the related notes (collectively referred to as the “consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of March 31, 2019, the related consolidated statements of income, comprehensive income, equity and cash flows for the year then ended, and the related notes (not presented herein); and in our report dated July 5, 2019, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2019, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

These consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

December 26, 2019

Exhibit 15

December 26, 2019

To the Shareholders and Board of Directors of

Mizuho Financial Group, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form F-3 No. 333-233354) of Mizuho Financial Group, Inc. of our report dated December 26, 2019 relating to the unaudited consolidated interim financial statements of Mizuho Financial Group, Inc. as of September 30, 2019 and for the six-month periods ended September 30, 2019 and 2018 that are included in its Form 6-K dated December 26, 2019.

Under Rule 436(c) of the Securities Act 1933 (the “Act”), our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Act.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan